United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

October 2024

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Iron ore operations, S11D

Interim Financial Statements

September 30, 2024

(A free translation of the original in Portuguese)

VALE

2

(A free translation of the original in Portuguese)

Report on review of quarterly information

To the Board of Directors and Shareholders

Vale S.A.

Rio de Janeiro, October 24, 2024

PricewaterhouseCoopers	Patricio Marques Roche
Auditores Independentes Ltda.	Contador CRC 1RJ081115/O-4
CRC 2SP000160/O-5

3

Consolidated Interim Income Statement

In millions of Brazilian reais, except earnings per share

		Consolidated
		Three-month period ended September 30,		Nine-month period ended September 30,
	Notes	2024	2023	2024	2023
Net operating revenue	4(b)	52,978	51,962	146,604	143,561
Cost of goods sold and services rendered	5(a)	(34,827)	(30,851)	(94,555)	(85,931)
Gross profit		18,151	21,111	52,049	57,630

Operating expenses
Selling and administrative	5(b)	(770)	(732)	(2,183)	(2,032)
Research and development		(1,066)	(917)	(2,826)	(2,456)
Pre-operating and operational stoppage	25	(491)	(561)	(1,423)	(1,718)
Other operating revenues (expenses), net	5(c)	4,564	(2,865)	7,260	(6,254)
Operating income		20,388	16,036	52,877	45,170

Financial income	6	713	487	1,657	1,638
Financial expenses	6	(2,069)	(1,771)	(5,651)	(5,394)
Other financial items, net	6	(716)	(633)	(6,871)	(1,649)
Equity results and other results in associates and joint ventures	14 and 24	(3,174)	463	(1,974)	208
Income before income taxes		15,142	14,582	40,038	39,973

Income taxes	7	(1,871)	(616)	(3,849)	(11,521)

Net income		13,271	13,966	36,189	28,452
Net income (loss) attributable to noncontrolling interests		(115)	102	(80)	494
Net income attributable to Vale's shareholders		13,386	13,864	36,269	27,958

Basic and diluted earnings per share attributable to Vale's shareholders	8
Common share (R$)		3.14	3.21	8.48	6.37

The accompanying notes are an integral part of these interim financial statements.

4

Income Statement of the Parent Company

In millions of Brazilian reais, except earnings per share

		Parent Company
		Three-month period ended September 30,		Nine-month period ended September 30,
	Notes	2024	2023	2024	2023

Net operating revenue		37,685	34,135	105,753	97,339
Cost of goods sold and services rendered		(17,921)	(16,445)	(50,694)	(47,467)
Gross profit		19,764	17,690	55,059	49,872

Operating expenses
Selling and administrative		(379)	(399)	(1,089)	(1,130)
Research and development		(563)	(420)	(1,514)	(1,170)
Pre-operating and operational stoppage	24	(468)	(547)	(1,352)	(1,653)
Equity results and others results from subsidiaries	14	4,117	2,769	8,637	2,870
Other operating expenses, net		(1,868)	(2,977)	(4,012)	(5,950)

Operating income		20,603	16,116	55,729	42,839

Financial income		283	241	777	807
Financial expenses		(1,907)	(2,189)	(5,826)	(6,648)
Other financial items, net		(453)	(715)	(4,999)	(1,309)
Equity results and other results in associates and joint ventures		(3,174)	463	(1,974)	208
Income before income taxes		15,352	13,916	43,707	35,897

Income taxes	7	(1,966)	(52)	(7,438)	(7,939)

Net income		13,386	13,864	36,269	27,958

Basic and diluted earnings per share	8
Common share (R$)		3.14	3.21	8.48	6.37

The accompanying notes are an integral part of these interim financial statements.

5

Statement of Comprehensive Income

In millions of Brazilian reais

				Consolidated
		Three-month period ended September 30,		Nine-month period ended September 30,
	Notes	2024	2023	2024	2023
Net income		13,271	13,966	36,189	28,452
Other comprehensive income (loss):
Items that will not be reclassified to income statement
Retirement benefit obligations		(110)	265	109	206
Fair value adjustment to investment in equity securities		-	-	-	63
		(110)	265	109	269

Items that may be reclassified to income statement
Translation adjustments (i)		(612)	619	8,299	(2,058)
Net investment hedge	18(h)	192	(337)	(1,147)	386
Cash flow hedge	18(h)	-	(83)	-	(4)
Reclassification of cumulative translation adjustment to income statement (ii)	15(a) e 15(c)	(758)	-	(6,152)	-
		(1,178)	199	1,000	(1,676)
Comprehensive income		11,983	14,430	37,298	27,045

Comprehensive income attributable to noncontrolling interests		(134)	369	1,584	198
Comprehensive income attributable to Vale's shareholders		12,117	14,061	35,714	26,847
		Parent Company
		Three-month period ended September 30,		Nine-month period ended September 30,
	Notes	2024	2023	2024	2023
Net income		13,386	13,864	36,269	27,958
Other comprehensive income (loss):
Items that will not be reclassified to income statement
Retirement benefit obligations		(12)	(5)	(29)	(16)
Fair value adjustment to investment in equity securities		-	-	-	63
Equity results		(98)	270	138	222
		(110)	265	109	269

Items that may be reclassified to income statement
Translation adjustments (i)		(593)	352	6,635	(1,762)
Net investment hedge	18(h)	192	(337)	(1,147)	386
Cash flow hedge	18(h)	-	(6)	-	-
Equity results		-	(77)	-	(4)
Reclassification of cumulative translation adjustment to income statement (ii)	15(a) e 15(c)	(758)	-	(6,152)	-
		(1,159)	(68)	(664)	(1,380)
Comprehensive income		12,117	14,061	35,714	26,847

(i) Includes the effect of changes in exchange rates used by the Company to translate the financial information of subsidiaries that operate in an international economic environment, with a currency different from Vale's functional currency (note 2c).

(ii) Mainly related to the effect of the reclassification of cumulative translation adjustments of Vale Oman Distribution Center and PT Vale Indonesia Tbk in the amounts of R$620 (US$112 million) and R$5,728 (US$1,063 million), respectively (notes 15a and 15c).

Items above are stated net of tax, when applicable, and the related taxes effects are disclosed in note 7.

The accompanying notes are an integral part of these interim financial statements.

6

Statement of Cash Flows

In millions of Brazilian reais

		Consolidated		Parent Company
		Nine-month period ended September 30,		Nine-month period ended September 30,
	Notes	2024	2023	2024	2023
Cash flow from operations	9(a)	49,529	58,669	54,389	52,920
Interest on loans and borrowings paid	9(c)	(3,381)	(2,714)	(5,084)	(5,164)
Cash received on settlement of derivatives, net	18(d)	459	1,204	455	808
Payments related to the Brumadinho event	23	(3,078)	(4,543)	(3,078)	(4,543)
Payments related to de-characterization of dams	25	(2,129)	(1,588)	(2,129)	(1,588)
Interest on participative shareholders' debentures paid	20	(766)	(637)	(766)	(637)
Income taxes (including settlement program) paid		(7,541)	(8,095)	(6,580)	(7,224)
Net cash generated by operating activities		33,093	42,296	37,207	34,572

Cash flow from investing activities:
Capital expenditures	4(c)	(21,612)	(18,991)	(15,320)	(13,295)
Payments related to the Samarco dam failure	24	(1,601)	(2,088)	(1,601)	(2,088)
Cash received (paid) from disposal and acquisition of investments, net	9(b)	14,147	(346)	(2,737)	(346)
Dividends received from associates and joint ventures		286	527	2,912	1,497
Short-term investment		308	376	(86)	(208)
Other investing activities, net		(33)	92	(464)	(2,930)
Net cash used in investing activities		(8,505)	(20,430)	(17,296)	(17,370)

Cash flow from financing activities:
Loans and borrowings from third parties	9(c)	15,497	9,585	4,453	2,308
Payments of loans and borrowings to third parties	9(c)	(11,872)	(3,090)	(436)	(335)
Payments of leasing	22	(695)	(694)	(114)	(161)
Dividends and interest on capital paid to Vale’s shareholders	28(d)	(20,662)	(17,726)	(20,662)	(17,726)
Dividends and interest on capital paid to noncontrolling interest		-	(41)	-	-
Shares buyback program	28(c)	(2,054)	(13,374)	(1,204)	(6,906)
Acquisition of additional stake in VOPC	15(g)	-	(653)	-	-
Net cash used in financing activities		(19,786)	(25,993)	(17,963)	(22,820)

Net increase (decrease) in cash and cash equivalents		4,802	(4,127)	1,948	(5,618)
Cash and cash equivalents in the beginning of the period		17,474	24,711	4,193	7,896
Effect of exchange rate changes on cash and cash equivalents		2,345	(720)	-	-
Cash and cash equivalents from subsidiaries acquired and sold, net		418	-	15	-
Cash and cash equivalents at end of the period		25,039	19,864	6,156	2,278

The accompanying notes are an integral part of these interim financial statements.

7

Consolidated and Parent Statement of Financial Position

In millions of Brazilian reais

		Consolidated		Parent Company
	Notes	September 30, 2024	December 31, 2023	September 30, 2024	December 31, 2023
Assets
Current assets
Cash and cash equivalents	21	25,039	17,474	6,156	4,193
Short-term investments	21	290	250	12	14
Accounts receivable	10	16,350	20,317	28,109	37,114
Other financial assets	13	1,214	1,311	1,142	1,107
Inventories	11	26,944	22,679	7,315	8,097
Recoverable taxes	7(e)	3,888	4,355	2,494	3,377
Judicial deposits	26(c)	-	2,956	-	2,956
Other		1,458	2,146	1,238	4,398
		75,183	71,488	46,466	61,256
Non-current assets held for sale	15(c)	-	19,041		-
		75,183	90,529	46,466	61,256
Non-current assets
Judicial deposits	26(c)	3,304	3,861	3,162	3,532
Other financial assets	13	844	2,874	583	2,697
Recoverable taxes	7(e)	7,542	6,652	5,257	4,574
Deferred income taxes	7(b)	53,802	46,307	44,441	42,268
Other		7,394	6,089	4,785	3,678
		72,886	65,783	58,228	56,749

Investments	14	22,322	9,061	147,178	123,846
Intangibles	16	62,875	56,309	40,041	40,366
Property, plant, and equipment	17	250,992	234,302	149,276	141,409
		409,075	365,455	394,723	362,370
Total assets		484,258	455,984	441,189	423,626

Liabilities
Current liabilities
Suppliers and contractors	12	29,164	25,523	17,749	15,983
Loans and borrowings	21	4,585	3,986	1,108	3,374
Leases	22	855	954	382	406
Other financial liabilities	13	8,475	8,113	21,279	21,802
Taxes payable	7(e)	6,851	6,361	4,993	5,615
Settlement program ("REFIS")	7(c)	2,156	2,071	2,156	2,071
Liabilities related to Brumadinho	23	5,326	5,119	5,326	5,119
Liabilities related to associates and joint ventures	24	12,653	4,050	12,653	4,050
De-characterization of dams and asset retirement obligations	25	5,107	5,011	4,376	4,516
Provisions for litigation	26(a)	635	554	635	554
Employee benefits	27	4,836	4,665	3,304	3,367
Other		2,022	1,827	2,696	2,513
		82,665	68,234	76,657	69,370
Liabilities associated with non-current assets held for sale	15(c)	-	2,714		-
		82,665	70,948	76,657	69,370
Non-current liabilities
Loans and borrowings	21	68,530	56,389	18,498	13,016
Leases	22	3,311	6,075	1,002	1,024
Participative shareholders' debentures	20	13,108	13,912	13,108	13,912
Other financial liabilities	13	14,462	16,332	64,410	65,803
Settlement program ("REFIS")	7(c)	6,694	8,343	6,694	8,343
Deferred income taxes	7(b)	5,260	4,210	-	-
Liabilities related to Brumadinho	23	7,696	9,695	7,696	9,695
Liabilities related to associates and joint ventures	24	12,811	17,381	12,811	17,381
De-characterization of dams and asset retirement obligations	25	30,025	32,409	19,317	22,375
Provisions for litigation	26(a)	4,435	4,283	3,993	3,871
Employee benefits	27	6,995	6,688	2,693	2,620
Streaming transactions		10,598	9,499	-	-
Other		1,392	1,495	5,755	5,251
		185,317	186,711	155,977	163,291
Total liabilities		267,982	257,659	232,634	232,661

Equity	28
Equity attributable to Vale's shareholders		208,555	190,965	208,555	190,965
Equity attributable to noncontrolling interests		7,721	7,360	-	-
Total equity		216,276	198,325	208,555	190,965
Total liabilities and equity		484,258	455,984	441,189	423,626

The accompanying notes are an integral part of these interim financial statements.

8

Statement of Changes in Equity

In millions of Brazilian reais

	Notes	Share capital	Capital reserve	Profit reserves	Treasury shares	Other reserves	Cumulative translation adjustments	Retained earnings	Equity attributable to Vale’s shareholders	Equity attributable to noncontrolling interests	Total equity
Balance as of December 31, 2023		77,300	3,634	106,181	(17,739)	(5,831)	27,420	-	190,965	7,360	198,325
Net income		-	-	-	-	-	-	36,269	36,269	(80)	36,189
Other comprehensive income		-	-	-	-	158	(713)	-	(555)	1,664	1,109
Dividends and interest on capital of Vale's shareholders	28(d)	-	-	(11,722)	-	-	-	(8,940)	(20,662)	-	(20,662)
Dividends of noncontrolling interest		-	-	-	-	-	-	-	-	(1)	(1)
Transactions with noncontrolling interests (i)	15(c) and 15(d)	-	-	-	-	4,593	-	-	4,593	(1,222)	3,371
Shares buyback program	28(c)	-	-	-	(2,054)	-	-	-	(2,054)	-	(2,054)
Share-based payment program	27(a)	-	-	-	8	(9)	-	-	(1)	-	(1)
Balance as of September 30, 2024		77,300	3,634	94,459	(19,785)	(1,089)	26,707	27,329	208,555	7,721	216,276

Balance as of December 31, 2022		77,300	3,634	108,213	(25,675)	(5,276)	28,916	-	187,112	7,782	194,894
Net income		-	-	-	-	-	-	27,958	27,958	494	28,452
Other comprehensive income		-	-	-	-	227	(1,338)	-	(1,111)	(296)	(1,407)
Dividends and interest on capital of Vale's shareholders	28(d)	-	-	(2,265)	-	-	-	(8,277)	(10,542)	-	(10,542)
Dividends of noncontrolling interests		-	-	-	-	-	-	-	-	(187)	(187)
Transactions with noncontrolling interests	15(g)	-	-	-	-	15	-	-	15	(298)	(283)
Shares buyback program	28(c)	-	-	-	(13,374)	-	-	-	(13,374)	-	(13,374)
Treasury shares canceled	28(b)	-	-	(21,397)	21,397	-	-	-	-	-	-
Share-based payment program	27(a)	-	-	-	132	(18)	-	-	114	-	114
Balance as of September 30, 2023		77,300	3,634	84,551	(17,520)	(5,052)	27,578	19,681	190,172	7,495	197,667

(i) The effect on equity attributable to noncontrolling interests includes the derecognition of noncontrolling shareholders of PT Vale Indonesia Tbk in the amount of R$9,050 (US$1,628 million) (note 15c) and the recognition of noncontrolling shareholders of Vale Base Metals Limited in the amount of R$7,828 (US$1,514 million) (note 15d).

The accompanying notes are an integral part of these interim financial statements.

9

Value Added Statement

In millions of Brazilian reais

	Consolidated		Parent Company
	Nine-month period ended September 30,
	2024	2023	2024	2023
Generation of value added
Gross revenue
Revenue from products and services	148,288	145,065	107,386	98,848
Revenue from the construction of own assets	5,633	5,633	5,020	4,794
Other revenues	959	2,010	832	1,419
Less:
Cost of products, goods and services sold	(29,385)	(30,395)	(19,083)	(19,824)
Material, energy, third-party services and other	(38,851)	(35,209)	(14,782)	(14,490)
Impairment reversal (impairment) and gain (losses) from write-off of non-current assets, net	11,756	(719)	(500)	(622)
Expenses related to Brumadinho event	(1,556)	(3,401)	(1,556)	(3,401)
De-characterization of dams	681	-	681	-
Other costs and expenses	(12,622)	(10,925)	(7,122)	(7,283)
Gross value added	84,903	72,059	70,876	59,441
Depreciation, amortization and depletion	(11,825)	(11,072)	(7,422)	(6,785)
Net value added	73,078	60,987	63,454	52,656

Received from third parties
Equity results	(1,974)	208	6,663	3,078
Financial result	4,945	(170)	4,142	(810)
Total value added to be distributed	76,049	61,025	74,259	54,924

Personnel and charges
Direct compensation	7,224	5,093	3,865	2,722
Benefits	3,165	2,284	2,626	1,748
FGTS	382	378	343	333
Taxes and contributions
Federal taxes	8,712	15,823	12,094	12,250
State taxes	3,652	3,513	3,460	2,903
Municipal taxes	165	116	119	69
Remuneration of third-party capital
Interest (net derivatives and monetary and exchange rate variation)	15,284	4,398	14,209	6,033
Leasing	1,276	968	1,274	908
Remuneration of own capital
Reinvested net income from continuing operations	36,269	27,958	36,269	27,958
Net income attributable to noncontrolling interest	(80)	494		-
Distributed value added	76,049	61,025	74,259	54,924

The accompanying notes are an integral part of these financial statements.

10

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

1. Corporate information

Vale S.A. (the “Parent Company”) is a public company headquartered in the city of Rio de Janeiro, Brazil. Vale’s share capital consists of common shares, traded on the stock exchange.

In Brazil, Vale's common shares are listed on B3 under the code VALE3. The Company also has American Depositary Receipts (ADRs), with each representing one common share, traded on the New York Stock Exchange (NYSE) under the code VALE. Additionally, the shares are traded on LATIBEX under the code XVALO, which is an unregulated electronic market established by the Madrid Stock Exchange for the trading of Latin American securities. The Company's shareholding structure is disclosed in note 28.

Vale, together with its subsidiaries (“Vale” or the “Company”), is one of the world's largest producers of iron ore and nickel. The Company also produces iron ore pellets and copper. Nickel and copper concentrates contain by-products such as platinum group metals (PGM), gold, silver, and cobalt. Most of the Company’s products are sold to international markets, through the Company's main trading Company, Vale International S.A. (“VISA”), a wholly owned subsidiary located in Switzerland.

The Company is engaged in greenfield mineral exploration in six countries, including Brazil, USA, Canada, Chile, Peru and Indonesia. It also operates extensive logistics systems in Brazil and other regions worldwide, including railways, maritime terminals, and ports integrated with mining operations. Additionally, the Company has distribution centers to support its iron ore shipments globally.

As part of its strategy, Vale also holds investments in energy businesses to meet part of its energy consumption needs through renewable sources.

The Company's operations are organized into two operational segments: "Iron Ore Solutions" and "Energy Transition Metals" (note 4).

Iron Ore Solutions – Comprise iron ore extraction and iron ore pellet production, as well as the North, South, and Southeast transportation corridors in Brazil, including railways, ports and terminals linked to mining operations.

•	Iron ore: Currently, Vale operates three systems in Brazil for the production and distribution of iron ore. The Northern

System (Carajás, State of Pará, Brazil) is fully integrated and comprises three mining complexes and a maritime terminal. The Southeast System (Quadrilátero Ferrífero, Minas Gerais, Brazil) is fully integrated, consisting of three mining complexes, a railway, a maritime terminal, and a port. The Southern System (Quadrilátero Ferrífero, Minas Gerais, Brazil) consists of two mining complexes and two maritime terminals.

•	Iron ore pellets: Vale operates six pelletizing plants in Brazil and two in Oman.

Energy Transition Metals – Includes the production of nickel, copper and its by-products.

•	Nickel: The Company's primary nickel operations are conducted by Vale Canada Limited ("Vale Canada"), which owns mines and processing plants in Canada and Indonesia and nickel refining facilities in the United Kingdom and Japan. Vale also has nickel operations in Onça Puma, located in the State of Pará.

•	Copper: In Brazil, Vale produces copper concentrates at Sossego and Salobo in Carajás, State of Pará. In Canada, Vale produces copper concentrates and copper cathodes associated with its nickel mining operations in Sudbury (located in Ontario), Voisey’s Bay (located in Newfoundland and Labrador), and Thompson (located in Manitoba).

•	Cobalt, PGM, and other precious metals: The ore extracted by Vale Canada in Sudbury yields cobalt, PGMs (Platinum Group Metals), silver, and gold as by-products, which are processed at refining facilities in Port Colborne, Ontario. In Canada, Vale Canada also produces refined cobalt at its Long Harbour facilities in Newfoundland and Labrador. The copper operations in Sossego and Salobo in Brazil also yield silver and gold as by-products.

11

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

2. Basis of preparation of condensed consolidated interim financial statements

The Company´s consolidated and individual financial statements (“financial statements”) were prepared and are statements in accordance with CPC 21 – Statement issued by the Accounting Pronouncements Committee (“CPC”), in accordance with IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (“IASB”). All relevant information from the financial projections, and only this information, is being disclosed and specific to that used by the Company's Management.

The interim financial statements have been prepared to update users on the relevant events and transactions that occurred in the period and must be read together with the financial statements for the year ended December 31, 2023. All accounting policies, accounting estimates and judgments, risk management and measurement methods are the same as those adopted in the preparation of the latest annual financial statements.

These interim financial statements were authorized for issue by the Board of Directors on October 24, 2024.

a) New and amended standards

In April 2024, the IASB issued IFRS 18 - Presentation and Disclosure in Financial Statements, which replaces IAS 1 – Presentation of Financial Statements. IFRS 18 introduces new requirements on presentation within the statement of income statement, requires disclosure of ‘management-defined performance measures’ and includes new requirements for aggregation and disaggregation of financial information of the primary financial statements and the notes. IFRS 18 will be effective for annual reporting periods beginning on or after January 1, 2027, and the Company is currently assessing the potential impacts arising from the standard.

Certain other new accounting standards, amendments and interpretations have been published recently, however, that are not yet mandatory or have not materially impacted these interim financial statements. The Company did not early adopt any of these standards and does not expect them to have a material impact in future reporting periods.

b) Statement of Value Added

The presentation of the parent company and consolidated statements of value added is required by the Brazilian corporate legislation and the accounting practices adopted in Brazil for listed companies, while it is not required by IFRS. Therefore, under the IFRS, the presentation of such statements is considered supplementary information, and not part of the set of financial statements. The Statement of Value Added was prepared in accordance with the criteria defined in Technical Pronouncement CPC 09 - "Statement of Value Added".

c) Functional currency and presentation currency

The interim financial statements of the Company and its associates and joint ventures are measured using the currency of the primary economic environment in which each entity operates (“functional currency”), in the case of the Parent Company it is the Brazilian real (“R$”). For presentation purposes, these interim financial statements are presented in United States dollars (“US$”) as the Company believes that this is how international investors analyze the financial statements.

The main exchange rates used by the Company to translate its foreign operations are as follows:

					Average rate
	Closing rate		Three-month period ended September 30,		Nine-month period ended September 30,
	September 30, 2024	December 31, 2023	2024	2023	2024	2023
US Dollar ("US$")	5.4481	4.8413	5.5454	4.8803	5.2445	5.0083
Canadian dollar ("CAD")	4.0314	3.6522	4.0660	3.6404	3.8549	3.7228
Euro ("EUR")	6.0719	5.3516	6.0918	5.3122	5.7036	5.4249

12

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

3. Significant events and transaction related to third quarter of 2024

•	Definitive Settlement related to the Samarco Mineração S.A. (“Samarco”) dam failure – In October 2024 (subsequent event), Vale, Samarco and BHPB, together with the Brazilian Federal Government, the State Governments of Minas Gerais and Espírito Santo, the Federal and State Public Prosecutors’ and Public Defenders’ Offices and other Brazilian public entities, are considering the general terms for a new agreement (“Definitive Settlement”), which redefines and expands the measures for the reparation and compensation related to the collapse of the Samarco dam. As a result, Vale recognized an additional provision of R$5,299 (US$956 million), recorded in the income statement as “Equity results and other results in associates and joint ventures”. Further details are presented in note 24 of these interim financial statements.

•	Debentures public offering – In October 2024 (subsequent event), the Board of Directors approved the issuance of simple, non-convertible debentures in the total amount of R$6 billion (US$1 billion) with maturities of 10, 12, and 15 years. The proceeds will be used in infrastructure projects related with the railway concessions, contributing to the liquidity risk management of the Company.

•	Divestment in Vale Oman Distribution Center (“VODC”) – In September 2024, the Company completed the sale of 50% equity interest in VODC to AP Oryx Holdings LLC, for R$3,265 (US$600 million). As a result, VODC became a joint venture, and Vale recognized a gain of R$6,776 (US$1,222 million) in the income statement as “other operating expenses, net”. Further details are presented in note 15(a) of these interim financial statements.

•	Acquisition of Aliança Geração de Energia S.A. (“Aliança Energia”) – In August 2024, the Company completed the acquisition of the entire stake held by Cemig Geração e Transmissão S.A. in Aliança Energia, for R$2,737 (US$493 million). As a result, Vale holds 100% of the shareholding and consolidates Aliança Energia, recording a gain of R$1,693 (US$305 million) in the income statement as “Equity results and other results in associates and joint ventures” due to the remeasurement to fair value of the previously held equity interest. Further details are presented in note 15(b) of these interim financial statements.

•	Shareholder remuneration - In July 2024, the Board of Directors approved shareholder remuneration in the amount of R$8,940 (US$1,608 million), which was fully paid in September 2024. Further details are presented in note 28(d) of these interim financial statements.

•	Bond Buyback – In July 2024, Vale redeemed bonds maturing in 2026, 2036, and 2039, totaling R$5,251 (US$970 million) and paid a premium of R$275 (US$50 million), recorded in the income statement as “financial expenses”. Further details are presented in note 9(c) of these interim financial statements.

4. Information by business segment and geographic area

In 2024, consistently with the reports analyzed by the executive committee and Board of Directors, the Company changed its adjusted EBITDA definition to include the “EBITDA from associates and joint ventures”, which is a measure of their “equity results” (note 14) excluding (i) net finance costs; (ii) depreciation, depletion, and amortization; (iii) taxation and (iv) impairments.

Therefore, the Company’s adjusted EBITDA is defined as operating income or loss, including the EBITDA from interests in associates and joint ventures; and excluding (i) depreciation, depletion, and amortization; and (ii) impairment and gains (losses) on disposal of non-current assets, net and other. The comparative information in these interim financial statements was revised to reflect this change in the adjusted EBITDA definition.

Additionally, as a result of the reorganization of assets and the governance established for the Energy Transition Metals segment, the “Other” segment was reorganized for a better allocation of direct effects on the Iron Ore Solutions and Energy Transition Metals businesses. These effects were allocated to each segment starting from the nine-month period ended September 30, 2024.

13

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

Segment	Main activities
Iron Ore Solutions	Comprises the extraction and production of iron ore, iron ore pellets, other ferrous products, and its logistic related services.
Energy Transition Metals	Includes the extraction and production of nickel and its by-products (gold, silver, cobalt, precious metals and others), and copper, as well as its by-products (gold and silver).
Other	Includes corporate expenses not allocated to the operating segment, research and development of greenfield exploration projects, as well as expenses related to the Brumadinho event and de-characterization of dams and asset retirement obligations.

a) Adjusted EBITDA

		Consolidated
		Three-month period ended September 30,		Nine-month period ended September 30,
	Notes	2024	2023 (revised)	2024	2023 (revised)
Iron ore		15,770	18,604	44,188	48,268
Iron ore pellets		4,388	3,667	12,527	11,008
Other ferrous products and services		533	711	1,359	1,814
Iron Solutions		20,691	22,982	58,074	61,090

Nickel		(366)	539	280	3,561
Copper		2,003	1,315	5,235	3,622
Other energy transition metals		(260)	29	(772)	29
Energy Transition Metals		1,377	1,883	4,743	7,212

Other (i)		(2,019)	(3,172)	(4,916)	(7,581)

Adjusted EBITDA		20,049	21,693	57,901	60,721

Depreciation, depletion and amortization		(4,148)	(3,812)	(11,825)	(11,072)
Impairment and gains (losses) on disposal of non-current assets, net and other (ii)		5,831	(603)	10,468	(1,386)
EBITDA from associates and joint ventures		(1,344)	(1,242)	(3,667)	(3,093)
Operating income		20,388	16,036	52,877	45,170

Equity results and other results in associates and joint ventures	14	(3,174)	463	(1,974)	208
Financial results	6	(2,072)	(1,917)	(10,865)	(5,405)
Income before income taxes		15,142	14,582	40,038	39,973

(i) Includes expenses from Vale Base Metals Limited that were not allocated to the operating segment in the amount of R$115 (US$20 million) and R$357 (US$66 million) for the three and nine-month period ended September 30, 2024, respectively.

(ii) Includes adjustments of R$510 (US$94 million) and R$1,288 (US$243 million) for the three and nine-month period ended September 30, 2024, respectively (2023: R$228 (US$47 million) and R$668 (US$134 million), respectively), to reflect the performance of the streaming transactions at market prices.

14

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

b) Net operating revenue by shipment destination

	Consolidated
	Three-month period ended September 30, 2024
	Iron Solutions			Energy Transition Metals
	Iron ore	Iron ore pellets	Other ferrous products and services	Nickel and other products	Copper	Other energy transition metals	Total
China	25,251	-	-	638	563	1	26,453
Japan	3,298	419	2	349	-	-	4,068
Asia, except Japan and China	3,615	654	18	564	240	-	5,091
Brazil	1,408	2,410	1,018	85	-	52	4,973
United States of America	-	137	-	1,466	-	1	1,604
Americas, except United States and Brazil	-	624	-	319	1	-	944
Germany	457	340	-	455	1,031	1	2,284
Europe, except Germany	798	281	-	1,087	1,886	-	4,052
Middle East, Africa, and Oceania	-	3,468	-	41	-	-	3,509
Net operating revenue	34,827	8,333	1,038	5,004	3,721	55	52,978

	Consolidated
	Three-month period ended September 30, 2023
	Iron Solutions			Energy Transition Metals
	Iron ore	Iron ore pellets	Other ferrous products and services	Nickel and other products	Copper	Other	Total
China	27,505	-	-	942	266	-	28,713
Japan	2,916	505	2	692	-	-	4,115
Asia, except Japan and China	2,902	591	15	396	489	-	4,393
Brazil	1,522	1,982	678	71	-	208	4,461
United States of America	-	186	-	1,389	-	-	1,575
Americas, except United States and Brazil	-	309	7	366	189	-	871
Germany	231	-	-	365	675	-	1,271
Europe, except Germany	807	89	-	1,111	1,389	-	3,396
Middle East, Africa, and Oceania	-	3,114	-	53	-	-	3,167
Net operating revenue	35,883	6,776	702	5,385	3,008	208	51,962

	Consolidated
	Nine-month period ended September 30, 2024
	Iron Solutions			Energy Transition Metals
	Iron ore	Iron ore pellets	Other ferrous products and services	Nickel and other products	Copper	Other energy transition metals	Total
China	67,724	-	-	1,342	1,504	156	70,726
Japan	9,583	1,198	6	1,504	-	-	12,291
Asia, except Japan and China	9,720	1,428	44	1,528	1,279	-	13,999
Brazil	4,463	7,131	2,637	186	-	72	14,489
United States of America	-	659	-	3,368	-	103	4,130
Americas, except United States and Brazil	-	1,782	-	1,649	504	-	3,935
Germany	1,259	767	-	1,352	2,015	1	5,394
Europe, except Germany	3,370	539	-	2,610	4,926	103	11,548
Middle East, Africa, and Oceania	33	9,944	-	115	-	-	10,092
Net operating revenue	96,152	23,448	2,687	13,654	10,228	435	146,604

15

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

	Consolidated
	Nine-month period ended September 30, 2023
	Iron Solutions			Energy Transition Metals
	Iron ore	Iron ore pellets	Other ferrous products and services	Nickel and other products	Copper	Other	Total
China	66,022	12	-	2,415	814	-	69,263
Japan	8,488	1,042	2	2,243	-	-	11,775
Asia, except Japan and China	7,570	1,132	37	2,249	718	-	11,706
Brazil	5,185	6,412	1,834	261	-	470	14,162
United States of America	-	1,111	-	5,254	-	-	6,365
Americas, except United States and Brazil	5	1,572	7	1,717	198	-	3,499
Germany	934	173	6	1,883	1,965	-	4,961
Europe, except Germany	4,329	1,396	-	3,887	4,287	-	13,899
Middle East, Africa, and Oceania	-	7,786	-	145	-	-	7,931
Net operating revenue	92,533	20,636	1,886	20,054	7,982	470	143,561

No customer individually represented 10% or more of the Company’s revenues in the periods presented above.

c) Capital expenditures by segment

	Three-month period ended September 30,
	2024				2023
	Iron Solutions	Energy Transition Metals	Other	Total	Iron Solutions	Energy Transition Metals	Other	Total

Sustaining capital (i)	3,751	1,814	99	5,664	2,973	1,742	146	4,861
Project execution	1,793	274	19	2,086	1,720	469	95	2,284
	5,544	2,088	118	7,750	4,693	2,211	241	7,145

	Nine-month period ended September 30,
	2024				2023
	Iron Solutions	Energy Transition Metals	Other	Total	Iron Solutions	Energy Transition Metals	Other	Total

Sustaining capital (i)	10,322	5,410	271	16,003	7,964	4,724	466	13,154
Project execution	4,903	637	69	5,609	4,216	1,313	308	5,837
	15,225	6,047	340	21,612	12,180	6,037	774	18,991

(i) According to the Company's shareholders remuneration policy, minimum remuneration to Vale shareholders is calculated based on 30% of the adjusted EBITDA less sustaining capital investments.

d) Assets by geographic area

	Consolidated
	September 30, 2024				December 31, 2023
	Investments in associates and joint ventures	Intangible	Property, plant and equipment	Total	Investments in associates and joint ventures	Intangible	Property, plant and equipment	Total
Brazil	8,599	53,219	175,358	237,176	9,061	47,551	163,485	220,097
Canada	-	9,647	65,456	75,103	-	8,751	57,563	66,314
Americas, except Brazil and Canada	-	-	20	20	-	-	22	22
Indonesia	10,454	-	327	10,781	-	-	285	285
China	-	3	56	59	-	4	71	75
Asia, except Indonesia and China	-	2	3,612	3,614	-	-	3,539	3,539
Europe	-	1	3,291	3,292	-	1	3,281	3,282
Oman	3,269	3	2,872	6,144	-	2	6,056	6,058
Total	22,322	62,875	250,992	336,189	9,061	56,309	234,302	299,672

16

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

5. Costs and expenses by nature

a) Cost of goods sold, and services rendered

	Consolidated
	Three-month period ended September 30,		Nine-month period ended September 30,
	2024	2023	2024	2023
Services	(6,303)	(5,382)	(17,668)	(14,450)
Freight	(7,273)	(5,905)	(18,109)	(14,377)
Depreciation, depletion and amortization	(3,951)	(3,649)	(11,288)	(10,479)
Materials	(3,872)	(3,597)	(10,805)	(10,208)
Personnel	(3,920)	(3,456)	(10,227)	(10,579)
Acquisition of products	(3,262)	(2,756)	(7,702)	(8,242)
Fuel oil and gas	(1,877)	(2,039)	(5,599)	(6,145)
Royalties	(1,801)	(1,682)	(5,045)	(4,465)
Energy	(930)	(1,048)	(2,584)	(2,831)
Others	(1,638)	(1,337)	(5,528)	(4,155)
Total	(34,827)	(30,851)	(94,555)	(85,931)

b)       Selling and administrative expenses

	Consolidated
	Three-month period ended September 30,		Nine-month period ended September 30,
	2024	2023	2024	2023
Personnel	(280)	(322)	(885)	(922)
Services	(208)	(181)	(609)	(528)
Depreciation and amortization	(73)	(59)	(174)	(183)
Other	(209)	(170)	(515)	(399)
Total	(770)	(732)	(2,183)	(2,032)

c)       Other operating revenues (expenses), net

		Consolidated
		Three-month period ended September 30,		Nine-month period ended September 30,
	Notes	2024	2023	2024	2023
Expenses related to Brumadinho event	23	(695)	(1,495)	(1,556)	(3,401)
Provision for litigations	26(a)	(222)	(384)	(737)	(800)
Profit sharing program		(140)	(142)	(770)	(587)
Impairment and gains (losses) on disposal of non-current assets, net (i)	15(a), 15(c), 16 e 17	6,341	(376)	11,756	(719)
Other		(720)	(468)	(1,433)	(747)
Total		4,564	(2,865)	7,260	(6,254)

(i) In the nine-month period ended September 30, 2024, includes the gain from the divestment in PT Vale Indonesia Tbk (note 15a) and Vale Oman Distribution Center (note 15c) in the amounts of, respectively, R$5,710 (US$1,059 million) and R$6,776 (US$1,222 million), and net losses on disposal of property, plant and equipment and intangible assets in the amount of R$730 (US$143 million) (notes 16 and 17).

17

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

6. Financial results

		Consolidated
		Three-month period ended September 30,		Nine-month period ended September 30,
	Notes	2024	2023	2024	2023
Financial income
Short-term investments		481	366	1,272	1,230
Other		232	121	385	408
		713	487	1,657	1,638
Financial expenses
Loans and borrowings interest	9(c)	(1,095)	(914)	(2,975)	(2,715)
Bond premium repurchase	9(c)	(275)	-	(275)	(106)
Interest on supplier liabilities		(225)	(283)	(681)	(745)
Interest on REFIS		(117)	(186)	(378)	(572)
Interest on lease liabilities	22	(73)	(70)	(214)	(224)
Other		(284)	(318)	(1,128)	(1,032)
		(2,069)	(1,771)	(5,651)	(5,394)
Other financial items, net
Foreign exchange and indexation losses, net		(1,580)	(493)	(4,807)	(6,636)
Participative shareholders' debentures	20	509	137	72	1,510
Derivative financial instruments, net	18(c)	355	(277)	(2,136)	3,477
		(716)	(633)	(6,871)	(1,649)
Total		(2,072)	(1,917)	(10,865)	(5,405)

7. Taxes

a) Income tax reconciliation

In December 2021, the Organization for Economic Co-operation and Development (“OECD”) released the Pillar Two model rules to reform international corporate taxation. Multinational economic groups within the scope of these rules are required to calculate their effective tax rate in each country where they operate, the “GloBE effective tax rate”.

When the effective GloBE rate of any entity in the economic group, aggregated by jurisdiction where the group operates, is lower than the minimum rate defined at 15%, the multinational group must pay a supplementary amount of tax on profit, referring to the difference between its rate effective GloBE and the minimum tax rate.

From 2024, the Company is subject to OECD Pillar Two model rules in the Netherlands, Switzerland, United Kingdom, Japan, Luxembourg and Canada.

On October 3, 2024 (subsequent event), Provisional Measure No. 1,262/24 (MP) and Normative Instruction RFB No. 2,228/24 (IN) were published in Brazil to align Brazilian tax legislation with the OECD’s GloBE Rules and establish an effective minimum taxation of 15% through an additional Social Contribution on Net Profit (CSLL). The MP and the IN will come into effect from January 1, 2025, subject to a conversion of the MP into law within 120 days.

The Company does not expect material impacts on the calculation of income tax or on the financial statements for the current and future periods, notably due to the application of the simplifying rules (“Safe Harbor”) in the GloBE computation.

Income tax expense is recognized based on the estimate of the weighted average effective tax rate expected for the full year, adjusted for the tax effect of certain items that are recognized in full on the interim tax calculation. Therefore, the effective tax rate in the interim financial statements may differ from management’s estimate of the effective tax rate for the year. The reconciliation of the taxes calculated according to the nominal tax rates and the amount of taxes recorded is shown below:

18

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

		Consolidated		Parent Company
		Three-month period ended September 30,
		2024	2023	2024	2023
Income before income taxes	Notes	15,142	14,582	15,352	13,916
Income taxes at statutory rate (34%)		(5,148)	(4,958)	(5,220)	(4,731)
Adjustments that affect the taxes basis:
Tax incentives		2,486	2,234	2,354	2,013
Additional of tax loss carryforward		1,356	2,432	789	1,538
Provision related to the Samarco	24	(1,864)	-	(1,864)	-
Gain on divestment in VODC	15(a)	1,047	-	-	-
Gain on acquisition of Aliança Energia	15(b)	576	-	576	-
Effects on tax computation of foreign operations		(512)	(105)	(23)	(28)
Unrecognized tax losses of the year		(133)	(264)	-	-
Reclassification of cumulative adjustments to the income statement		271	-	-	-
Equity results		146	156	1,546	1,098
Other		(96)	(111)	(124)	58
Income taxes		(1,871)	(616)	(1,966)	(52)
Current tax		(1,775)	(1,354)	(1,082)	(799)
Deferred tax		(96)	738	(884)	747
Income taxes		(1,871)	(616)	(1,966)	(52)

		Consolidated		Parent Company
		Nine-month period ended September 30,
	Notes	2024	2023	2024	2023
Income before income taxes		40,038	39,973	43,707	35,897
Income taxes at statutory rate (34%)		(13,613)	(13,591)	(14,860)	(12,205)
Adjustments that affect the taxes basis:
Tax incentives		6,375	6,797	6,115	6,305
Additional of tax loss carryforward		2,580	1,229	(411)	2,103
Provision related to the Samarco	24	(1,916)	(5,468)	(1,916)	(5,468)
Gain on divestment in VODC	15(a)	1,047	-	-	-
Gain on acquisition of Aliança Energia	15(b)	576	-	576	-
Gain on divestment in PTVI	15(c)	1,931	-	-	-
Effects on tax computation of foreign operations		(621)	(266)	(23)	(101)
Unrecognized tax losses of the year		(461)	(520)	-	-
Reclassification of cumulative adjustments to the income statement		157	-	-	-
Equity results		463	165	3,400	1,134
Other		(367)	133	(319)	293
Income taxes		(3,849)	(11,521)	(7,438)	(7,939)
Current tax		(8,766)	(4,493)	(6,952)	(3,195)
Deferred tax		4,917	(7,028)	(486)	(4,744)
Income taxes		(3,849)	(11,521)	(7,438)	(7,939)

b) Deferred income tax assets and liabilities

	Consolidated
	Assets	Liabilities	Deferred taxes, net
Balance as of December 31, 2023	46,307	4,210	42,097
Effect in income statement	3,773	(1,144)	4,917
Other comprehensive income	2,672	28	2,644
Transfer between assets and liabilities	299	299	-
Translation adjustment	772	155	617
Incorporations, acquisitions and divestments (i)	(21)	1,712	(1,733)
Balance as of September 30, 2024	53,802	5,260	48,542

Balance as of December 31, 2022	56,195	7,372	48,823
Effect in income statement	(7,473)	(445)	(7,028)
Other comprehensive income	(13)	159	(172)
Transfer between assets and liabilities	(5)	(5)	-
Translation adjustment	(218)	(357)	139
Balance as of September 30, 2023	48,486	6,724	41,762

(i) Includes mainly the amount of R$1,734 (US$312 million) related with the deferred income tax liability assumed due to the acquisition of Aliança Geração de Energia S.A. (note 15b).

19

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

c) Income taxes - Settlement program (“REFIS”)

	Consolidated
	September 30, 2024	December 31, 2023
Current liabilities	2,156	2,071
Non-current liabilities	6,694	8,343
REFIS liabilities	8,850	10,414

SELIC rate	10.75%	11.75%

The balance mainly relates to the settlement program of claims regarding the collection of income tax and social contribution on equity gains of foreign subsidiaries and associates from 2003 to 2012. This amount bears SELIC interest rate (Special System for Settlement and Custody) and will be paid in monthly installments until October 2028 and the impact of the SELIC over the liability is recorded under the Company’s financial results (note 6).

d) Uncertain tax positions (“UTP”)

The amount under discussion with the tax authorities is R$29,373 (US$5,393 million) as of September 30, 2024 (December 31, 2023: R$26,194 (US$5,408 million) which includes the reduction of tax losses in the amount of R$3,656 (US$671 million) as of September 30, 2024 (December 31, 2023: R$3,656 (US$754 million)), if the tax authority does not accept the tax treatment adopted by the Company in relation to these matters.

	Consolidated
	September 30, 2024			December 31, 2023
	Assessed (i)	Potential (ii)	Total	Assessed (i)	Potential (ii)	Total
UTPs not recorded on statement of financial position (iii)
Transfer pricing over the exportation of ores to a foreign subsidiary	11,146	14,509	25,655	10,383	14,571	24,954
Expenses of interest on capital	7,691	-	7,691	7,319	-	7,319
Proceeding related to income tax paid abroad	2,602	-	2,602	2,481	-	2,481
Goodwill amortization	4,537	360	4,897	2,934	922	3,856
Payments to Renova Foundation	849	2,597	3,446	807	2,597	3,404
Other	2,548	-	2,548	2,270	-	2,270
	29,373	17,466	46,839	26,194	18,090	44,284

UTPs recorded on statement of financial position
Deduction of CSLL in Brazil	935	-	935	885	-	885
	935	-	935	885	-	885

(i) Includes the tax effects arising from the reduction of the tax losses and negative basis of the CSLL without fines and interest.

(ii) Includes the principal, without fines and interest.

(iii) Based on the assessment of its internal and external legal advisors, the Company believes that the tax treatment adopted for these matters will be accepted in decisions of the higher courts on last instance.

e) Recoverable and taxes payables

						Consolidated
	Current assets		Non-current assets		Current liabilities
	September 30, 2024	December 31, 2023	September 30, 2024	December 31, 2023	September 30, 2024	December 31, 2023
Value-added tax ("ICMS")	1,454	1,126	16	26	173	121
Brazilian federal contributions ("PIS and COFINS")	1,788	1,719	5,675	4,890	114	2,979
Income taxes	588	1,463	1,850	1,733	5,626	2,076
Financial compensation for the exploration of mineral resources ("CFEM")	-	-	-	-	356	449
Other	58	47	1	3	582	736
Total	3,888	4,355	7,542	6,652	6,851	6,361

20

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

8. Basic and diluted earnings per share

The basic and diluted earnings per share are presented below:

	Three-month period ended September 30,		Nine-month period ended September 30,
	2024	2023	2024	2023
Net income attributable to Vale's shareholders	13,386	13,864	36,269	27,958

Thousands of shares
Weighted average number of common shares outstanding	4,269,495	4,314,556	4,276,804	4,387,641
Weighted average number of common shares outstanding and potential ordinary shares	4,274,508	4,318,388	4,281,816	4,391,472

Basic and diluted earnings per share
Common share (US$)	3.14	3.21	8.48	6.37

9. Cash flows reconciliation

a) Cash flow from operating activities

		Consolidated		Parent Company
		Nine-month period ended September 30,
	Notes	2024	2023	2024	2023
Cash flow from operating activities:
Income before income taxes		40,038	39,973	43,707	35,897
Adjusted for:
Equity results from subsidiaries	14	-	-	(8,637)	(2,870)
Equity results and other results in associates and joint ventures	14	1,974	(208)	1,974	(208)
Impairment and gains (losses) on disposal of non-current assets, net	15(a), 15(c), 16 e 17	(11,756)	719	500	622
Review of estimates related to Brumadinho	23	148	1,585	148	1,585
Review of estimates related to de-characterization of dams	25	(682)	-	(682)	-
Depreciation, depletion and amortization		11,825	11,072	7,422	6,784
Financial results, net	6	10,865	5,405	10,048	7,150
Changes in assets and liabilities:
Accounts receivable	10	5,068	5,523	(4,351)	3,192
Inventories	11	(2,959)	(3,066)	810	(412)
Suppliers and contractors	12	1,972	4,656	1,658	4,050
Other assets and liabilities, net		(6,964)	(6,990)	1,792	(2,870)
Cash flow from operations		49,529	58,669	54,389	52,920

b) Cash flow from investing activities

			Consolidated	Parent Company
		Nine-month period ended September 30,
	Notes	2024	2023	2024	2023
Proceeds from partial disposal of VODC shares	15(a)	3,325	-	-	-
Cash paid for the acquisition of Aliança Energia shares	15(b)	(2,737)	-	(2,737)	-
Proceeds from the partial disposal of PTVI shares	15(c)	862	-	-	-
Proceeds from the partial disposal of VBML shares	15(d)	12,697	-	-	-
Proceeds from the divestment of Companhia Siderúrgica do Pecém	15(g)	-	5,637	-	5,637
Cash contribution to Companhia Siderúrgica do Pecém	15(g)	-	(5,983)	-	(5,983)
Cash received (paid) from disposal and acquisition of investments, net		14,147	(346)	(2,737)	(346)

21

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

c) Reconciliation of debt to cash flows arising from financing activities

	Consolidated
	Quoted in the secondary market	Other debt contracts in Brazil	Other debt contracts on the international market	Total
December 31, 2023	36,182	1,211	22,982	60,375
Additions	5,389	-	10,108	15,497
Payments	(5,650)	(183)	(6,039)	(11,872)
Interest paid (i)	(1,941)	(81)	(1,359)	(3,381)
Cash flow from financing activities	(2,202)	(264)	2,710	244
Acquisition of Aliança Energia	1,184	176	-	1,360
Effect of exchange rate	4,543	-	3,218	7,761
Interest accretion	1,951	82	1,342	3,375
Non-cash changes	7,678	258	4,560	12,496
September 30, 2024	41,658	1,205	30,252	73,115

December 31, 2022	33,900	1,461	22,980	58,341
Additions	7,277	-	2,308	9,585
Payments	(2,561)	(205)	(321)	(3,087)
Interest paid (i)	(1,659)	(83)	(972)	(2,714)
Cash flow from financing activities	3,057	(288)	1,015	3,784
Effect of exchange rate	(1,097)	-	(1,041)	(2,138)
Interest accretion	1,698	98	1,094	2,890
Non-cash changes	601	98	53	752
September 30, 2023	37,558	1,271	24,048	62,877

(i)	Classified as operating activities in the statement of cash flows.

Funding

•	In October 2024 (subsequent event), the Company contracted a loan of R$1,672 (US$300 million) with Bank of Nova Scotia indexed to SOFR plus spread adjustments and maturing in 2027. The proceeds will contribute to the liquidity risk management of the Company.

•	In September 2024, the Company contracted a loan of R$1,036 (US$187 million) with China Construction Bank indexed to SOFR plus spread adjustments and maturing in 2029.

•	In September 2024, the Company contracted a loan of R$1,662 (US$300 million) with Bank of China indexed to SOFR plus spread adjustments and maturing in 2029.

•	In July 2024, the Company contracted a loan of R$2,632 (US$475 million) with The Bank of Nova Scotia indexed to SOFR plus spread adjustments and maturing in 2027.

•	In June 2024, the Company issued bonds of R$5,389 (US$1 billion) with a coupon of 6.45% per year, payable semi-annually, and maturing in 2054.

•	In April 2024, the Company contracted a loan of R$451 (US$90 million) with the Canadian Imperial Bank of Commerce (“CIBC”) indexed to SOFR plus spread adjustments and maturing in 2024.

•	In March 2024, the Company contracted a loan of R$1,791 (US$360 million) with the Japan Bank of International Cooperation (“JBIC”) indexed to SOFR plus spread adjustments and maturing in 2035.

•	In March 2024, the Company contracted a loan of R$300 (US$60 million) with the CIBC indexed to SOFR plus spread adjustments and maturing in 2024.

•	In February 2024, the Company contracted a loan of R$827 (US$166 million) with Banco Santander indexed to SOFR plus spread adjustments and maturing in 2025.

22

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

•	In February 2024, the Company contracted a loan of R$170 (US$34 million) with Credit Agricole Bank indexed to SOFR plus spread adjustments and maturing in 2025.

•	From January to February 2024, the Company contracted a loan of R$1,238 (US$250 million) with Banco Bradesco with a fixed rate maturing in 2025.

•	In March 2023, the Company contracted a loan of R$1,581 (US$300 million) with the Industrial and Commercial Bank of China Limited, Panama Branch (“ICBC”) indexed to SOFR plus spread adjustments and maturing in 2028.

•	In June 2023, Vale issued notes of R$7,277 (US$1,500 million) with a coupon of 6.125% per year, payable semi-annually, and maturing in 2033.

•	In September 2023, the Company contracted a loan of R$727 (US$150 million) with Citibank, indexed to Secured Overnight Financing Rate (“SOFR”) with spread adjustments and maturing in 2028.

Payments

•	In August 2024, the Company settled the loan contracted with Credit Agricole Bank, in the amount of R$169 (US$34 million).
•	In July 2024, Vale redeemed notes with maturity date in 2026, 2036 and 2039, in the total amount of R$5,251 (US$970 million) and paid a premium of R$275 (US$50 million), recorded as “Bond premium repurchase” in the financial results for the nine-month period ended September 30, 2023.

•	In July 2024, the Company settled the loan contracted with CIBC, in the amount of R$510 (US$90 million).

•	In July 2024, the Company settled the loan contracted with The Bank of Nova Scotia, in the amount of R$2,689 (US$475 million).

•	In January 2024, the Company paid principal and interest of debentures, in the amount of R$226 (US$46 million).

•	In January 2023, the Company paid principal and interest of debentures, in the amount of R$124 (US$24 million).

•	In June 2023, Vale redeemed notes with maturity date in 2026, 2036 and 2039, in the total amount of R$2,426 (US$500 million) and paid a premium of R$106 (US$22 million), recorded as “Bond premium repurchase” in the financial results for the nine-month period ended September 30, 2023.

d) Non-cash transactions

	Consolidated		Parent Company
	Nine-month period ended September 30,
	2024	2023	2024	2023

Non-cash transactions:
Additions to PP&E with capitalized loans and borrowing costs	125	74	125	74

10. Accounts receivable

		Consolidated		Parent Company
	Notes	September 30, 2024	December 31, 2023	September 30, 2024	December 31, 2023
Receivables from contracts with customers
Third parties
Iron Solutions		11,969	16,489	1,957	1,352
Energy Transition Metals		4,086	3,598	-	-
Other		116	15	82	59
Related parties	29(b)	446	428	26,148	35,770
Accounts receivable		16,617	20,530	28,187	37,181
Expected credit loss		(267)	(213)	(78)	(67)
Accounts receivable, net		16,350	20,317	28,109	37,114

23

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

Provisionally priced commodities sales – The Company is mainly exposed to iron ore and copper price risk. The determination of the final sales price for these commodities is based on the pricing period outlined in the sales contracts, typically occurring after the revenue recognition date. Consequently, the Company initially recognizes revenue using a provisional invoice. Subsequently, the receivables associated with provisionally priced products are measured at fair value through profit or loss (note 19). Any fluctuations in the value of these receivables are reflected in the Company's net operating revenue.

The sensitivity of the Company’s risk related to the final settlement of provisionally priced accounts receivables is detailed below:

	September 30, 2024
	Thousand metric tons	Provisional price (US$/ton)	Variation	Effect on Revenue (R$ million)
Iron ore	23,688	109	+/- 10%	+/- 1,429
Copper	63	9,524	+/- 10%	+/- 326

11. Inventories

	Consolidated		Parent Company
	September 30, 2024	December 31, 2023	September 30, 2024	December 31, 2023
Finished products
Iron Solutions	14,245	11,893	4,803	5,429
Energy Transition Metals	3,530	3,096	-	-
	17,775	14,989	4,803	5,429

Work in progress	4,002	2,748	3	3
Consumable inventory	5,956	5,614	2,631	2,819

Net realizable value provision (i)	(789)	(672)	(122)	(154)
Total of inventories	26,944	22,679	7,315	8,097

(i) In the nine-month period ended September 30, 2024, the effect of provision for net realizable value was R$354 (US$69 million) (2023: R$224 (US$45 million)).

12. Suppliers and contractors

		Consolidated		Parent Company
	Notes	September 30, 2024	December 31, 2023	September 30, 2024	December 31, 2023
Brazil		17,533	16,757	15,675	14,825
Abroad		9,898	8,001	538	285
Related parties	29(b)	1,733	765	1,536	873
Total		29,164	25,523	17,749	15,983

The Company has supplier finance arrangements, which do not substantially modify the original liabilities terms and conditions and remain presented as suppliers. The outstanding balance related to those transactions was R$8,274 (US$1,519 million) as of September 30, 2024 (December 31, 2023: R$6,966 (US$1,438 million)), of which R$1,257 (US$231 million) (December 31, 2023: R$1,073 (US$221 million)) relates to the structure introduced by the Company with the exclusive purpose of enabling small and medium suppliers to anticipate their receivables with better interest rates, in line with Company’s social pillar.

24

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

13. Other financial assets and liabilities

		Consolidated
		Current		Non-Current
	Notes	September 30, 2024	December 31, 2023	September 30, 2024	December 31, 2023
Other financial assets
Restricted cash		-	-	65	22
Derivative financial instruments	18	1,214	1,311	479	2,635
Investments in equity securities		-	-	300	217
		1,214	1,311	844	2,874
Other financial liabilities
Derivative financial instruments	18	236	172	724	463
Other financial liabilities - Related parties	29(b)	648	1,404	-	-
Liabilities related to the concession grant	13(a)	4,069	2,861	13,534	15,868
Advances and other financial obligations (i)		3,522	3,676	204	1
		8,475	8,113	14,462	16,332

		Parent Company
		Current		Non-Current
	Notes	September 30, 2024	December 31, 2023	September 30, 2024	December 31, 2023
Other financial assets
Restricted cash		-	-	23	22
Derivative financial instruments	18	1,142	1,107	445	2,567
Investments in equity securities		-	-	115	108
		1,142	1,107	583	2,697
Other financial liabilities
Derivative financial instruments	18	172	33	485	250
Pre-export payments - Related parties	29(b)	14,338	15,136	50,390	49,684
Other financial liabilities - Related parties	29(b)	2,680	3,753	-	-
Liabilities related to the concession grant	13(a)	4,069	2,861	13,534	15,868
Advances and other financial obligations (i)		20	19	1	1
		21,279	21,802	64,410	65,803

(i) Includes advances received from customers and other financial obligations.

a) Liabilities related to the concession grant

	Consolidated					Discount rate
	December 31, 2023	Revision to estimates	Monetary and present value adjustments	Disbursements	September 30, 2024	September 30, 2024	December 31, 2023	Remaining term of obligations
Payment obligation	5,472	-	417	(223)	5,666	11.04%	11.04%	33 years
Infrastructure investment	13,257	(531)	649	(1,438)	11,937	6.41% - 6.77%	5.17% - 5.54%	8 years
	18,729	(531)	1,066	(1,661)	17,603
Current liabilities	2,861				4,069
Non-current liabilities	15,868				13,534
Liabilities	18,729				17,603

The Company is currently discussing with the Brazilian Ministry of Transport the general conditions for Estrada de Ferro Carajás (“EFC”) and Estrada de Ferro Vitória a Minas (“EFVM”) concessions contracts, both of which are currently being fulfilled by Vale in accordance with the contracts in place.

The potential change in the agreements is still uncertain as it is subject to conclusion of the negotiations and approval by the Company and relevant authorities. Any changes to the existing obligation will be recorded after the conclusion of the negotiations and based on the final terms agreed.

Therefore, until there is any change in the existing concession contracts, the Company will continue to comply with its obligations under the agreements, which are reflected in the Company’s liability recorded in these interim financial statements.

25

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

14. Investments in associates and joint ventures

	Business	% ownership	December 31, 2023	Additions and capitalizations	Equity results in income statement	Dividends declared	Translation adjustment	Fair value remeasurement	Other	Transfer	September 30, 2024
Direct subsidiaries
In Brazil
Companhia Portuária da Baía de Sepetiba	Iron ore	100.00	377	195	130	(74)	-	-	-	-	628
Minerações Brasileiras Reunidas S.A.	Iron ore	100.00	1,943	-	109	-	-	-	(219)	-	1,833
Minerações Brasileiras Reunidas S.A. – Goodwill	-	-	4,060	-	-	-	-	-	-	-	4,060
Tecnored Desenvolvimento Tecnológico S.A.	Iron ore	100.00	113	85	(83)	-	-	-	-	-	115
Valepar – Goodwill	-	-	3,073	-	-	-	-	-	-	-	3,073
Aliança Geração de Energia S.A. (iii) (iv)	Iron ore	100.00	-	2,737	67	-	-	1,693	182	1,653	6,332
Other	-	-	652	72	(128)	(12)	-	-	(45)	-	539
Abroad
Vale Holdings B.V. (i) (ii)	Holding	100.00	104,526	-	8,635	-	3.606	-	5,221	(13,946)	108,042
Other	-	-	41	273	(93)	-	13	-	-	-	234
			114,785	3,362	8,637	(86)	3.619	1,693	5,139	(12,293)	124,856
Associates and joint ventures
In Brazil
Aliança Geração de Energia S.A. (iv)	Energy	55.00	1,725	-	16	-	-	-	(88)	(1,653)	-
Aliança Norte Energia Participações S.A.	Energy	51.00	514	-	(38)	-	-	-	-	-	476
Baovale Mineração S.A.	Iron ore	50.00	136	-	9	(4)	-	-	(6)	-	135
Companhia Coreano-Brasileira de Pelotização	Pellets	50.00	354	-	112	-	-	-	-	-	466
Companhia Hispano-Brasileira de Pelotização	Pellets	50.89	239	-	48	(33)	-	-	-	-	254
Companhia Ítalo-Brasileira de Pelotização	Pellets	50.90	299	-	69	-	-	-	31	-	399
Companhia Nipo-Brasileira de Pelotização	Pellets	51.00	729	-	164	(39)	-	-	-	-	854
Samarco Mineração S.A. (note 24)	Pellets	50.00	-	-	-	-	-	-	-	-	-
MRS Logística S.A.	Logistics	49.01	3,096	-	539	-	-	-	1	-	3,636
VLI S.A.	Logistics	29.60	1,672	-	407	-	-	-	(1)	-	2,078
Other	-	-	297	-	10	(4)	-	-	(2)	-	301
Vale Oman Distribution Center (i)	Logistics	50.00	-	-	-	-	(56)	-	-	3,325	3,269
PT Vale Indonesia Tbk (i)	Energy transition metals	33.88	-	-	26	-	(213)	-	20	10,621	10,454
Consolidated total investment			9,061	-	1,362	(80)	(269)	-	(45)	12,293	22,322
Parent Company's total investment			123,846	3,362	9,999	(166)	3,350	1,693	5,094	-	147,178
Other results in investments (v)			-	-	(3,336)	-	-	-	-	-	-
Equity results and other results			-	-	6,663	-	-	-	-	-	-

(i) It refers to the reclassification of the investment in subsidiaries to investment in associates and joint ventures due to the loss of control over Vale Oman Distribution Center (“VODC”) and PT Vale Indonesia Tbk (“PTVI”), after the closing of the divestment transactions (notes 15a and 15c).

(ii) The amount presented in the “other” column refers substantially to the gain of R$4,593 (US$895 million) recognized in equity due to the conclusion of the transaction in which Manara Minerals acquires a 10% interest in Vale Base Metals Limited (note 15d).

(iii) The amounts presented in the “additions and capitalizations” and “fair value remeasurement” columns refer, respectively, to the acquisition of the 45% interest held by Cemig Geração e Transmissão S.A. and the gain resulting from the fair value remeasurement of the 55% interest already held by Vale (note 15b).

(iv) The amount presented in the “transfer” column refers to the reclassification of the investment in joint venture to investment in subsidiary due to the acquisition of control over Aliança Geração de Energia S.A. (note 15b).

(v) It refers mainly to the expense with the additional provision for Samarco in the amount of R$5,299 (US$956 million) (note 24), net of the gain of R$1,693 (US$305 million) due to the acquisition of Aliança Geração de Energia S.A. (note 15b).

26

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

15. Acquisitions and divestitures

					Consolidated
		Three-month period ended September 30, 2024		Nine-month period ended September 30, 2024
	Reference	Results on disposals of non-current assets	Equity results and other results in associates and joint ventures	Results on disposals of non-current assets	Equity results and other results in associates and joint ventures
Vale Oman Distribution Center	15(a)	6,776	-	6,776	-
Aliança Geração de Energia S.A.	15(b)	-	1,693	-	1,693
PT Vale Indonesia Tbk	15(c)	-	-	5,710	-
		6,776	1,693	12,486	1,693

					Consolidated
		Three-month period ended September 30, 2023		Nine-month period ended September 30, 2023
	Reference	Results on disposals of non-current assets	Equity results and other results in associates and joint ventures	Results on disposals of non-current assets	Equity results and other results in associates and joint ventures
Mineração Rio do Norte	15(f)	-		-	(448)
Companhia Siderúrgica do Pecém	15(h)	-	(9)	-	181
		-	(9)	-	(267)

a) Divestment on Vale Oman Distribution Center (“VODC”) – VODC operates a maritime terminal with access to the Port of Sohar in Oman, featuring a deep-water jetty and an integrated iron ore blending and distribution center with a nominal capacity of 40 Mtpy.

In August 2024, the Company established a joint venture with AP Oryx Holdings LLC (“Apollo”) through a binding agreement to sell 50% equity interest in VODC for R$3,325 (US$600 million). The transaction was completed in September 2024, reducing Vale’s stake in VODC from 100% to 50% and changing its status from a subsidiary to a joint venture.

With this transaction, Vale shared control over VODC with Apollo and, from then on, will no longer consolidate VODC, which will be accounted for as a joint venture using the equity method.

As a result of the transaction, the Company recognized a gain of R$6,776 (US$1,222 million) in the income statement as “Other operating expenses, net”. This gain is due to (i) the result of the sale of the equity interest in the amount of R$3,078 (US$555 million), (ii) the result of the remeasurement to fair value of the remaining interest in the amount of R$3,078 (US$555 million), and (iii) the reclassification to income statement of the cumulative translation adjustments in the amount of R$620 (US$112 million). The effects of this transaction are summarized below:

September 26, 2024
Sale of the 50% equity interest
Cash received	3,325
Derecognition of VODC’s net assets	(247)
Gain on sale of equity interest	3,078

Remeasurement of the 50% interest retained
Fair value of 50% interest retained	3,325
Derecognition of VODC’s net assets	(247)
Gain on remeasurement of equity interest	3,078

Other effects of the deconsolidation
Gain on the reclassification of cumulative translation adjustments	620
Gain on the transaction recorded in the income statement	6,776

b) Acquisition of Aliança Geração de Energia S.A. (“Aliança Energia”) – Aliança Energia operates power generation assets in Brazil, with a portfolio of seven hydroelectric plants in the state of Minas Gerais and three operational wind farms in the states of Rio Grande do Norte and Ceará. The company was established in 2015 by Vale and Cemig Geração e Transmissão S.A. (“Cemig GT”) as a jointly controlled entity.

27

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

On March 2024, the Company entered into an agreement with Cemig GT to acquire its 45% stake in Aliança Energia. The decision was taken in the context of the divestment plan announced to the market by Cemig GT in 2020, and Vale chose to exercise its preferential right of acquisition.

On August 2024, the transaction was completed for the amount of R$2,737 (US$493 million), and Vale became the sole owner of Aliança Energia. As a result, the Company recorded a gain of R$1,693 (US$305 million) in the income statement as “Results from investments and other results in associates and joint ventures,” due to the remeasurement to fair value of the previously held equity interest and began to consolidate Aliança Energia in its financial statements.

The fair value of the identifiable assets acquired, and liabilities assumed as a result of the acquisition are presented below:

		Aliança Energia
	Notes	August 13, 2024
Identifiable assets acquired
Cash and equivalents		525
Intangibles	16	4,602
Property, plant, and equipment	17	3,182
Other		222
		8,531
Liabilities assumed
Loans and borrowings	9(c)	1,360
Deferred income taxes	7(b)	1,734
Other		780
		3,874
Net assets acquired		4,657

As disclosed below, the deferred tax liability recognized on the difference between the fair value and the book value of the net assets acquired results in goodwill, which is not deductible for tax purposes.

	Notes	August 13, 2024
Consideration transferred for acquisition of the 45% equity interest held by Cemig GT		2,737
Fair value of the 55% stake previously held by Vale		3,346
Total [A]		6,083

Fair value of net assets acquired		6,083
(-) Deferred tax liability on the difference between the fair value and the book value of net assets		(1,426)
Total net assets [B]		4,657

Goodwill [A-B]	16	1,426

c) Divestment on PT Vale Indonesia Tbk (“PTVI”) – PTVI has a contract of work with the government of Indonesia to operate its mining licenses (“Contract of Work”), expiring in December 2025. To extend the period of the mining licenses beyond 2025, PTVI must meet certain requirements under the Contract of Work, including the commitment to meet a threshold of Indonesian participants in its shareholding structure.

In November 2023, the Company signed a Heads of Agreement with PT Mineral Industri Indonesia (“MIND ID”) and Sumitomo Metal Mining Co., Ltd. (“SMM”) regarding the divestment obligation in PTVI. Therefore, since the year ended December 31, 2023, PTVI assets and liabilities were classified as held for sale.

In June 2024, the transaction was concluded, and the Company reduced its interests in PTVI in approximately 10.5%. This divestment was carried out through (i) the issuance of PTVI’s new shares, thereby diluting Vale in 2.1%, and (ii) by the direct sale of 8.4% of Vale’s shares to MIND ID. As a result of the transaction, MIND ID became PTVI's largest shareholder, holding approximately 34.0% of the issued shares, with the Company and SMM holding approximately 33.9% and 11.5%, respectively. The completion of the transaction fulfills the divestment obligations of the Contract of Work and satisfies a key condition for PTVI to extend its mining license until 2035, with potential extension beyond this period subject to certain requirements.

28

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

With the transaction, Vale received R$862 (US$155 million) for its shares and lost control over PTVI and so, the Company will no longer consolidate PTVI, which will be accounted for as an associate under the equity method due to the significant influence it will retain over PTVI.

As result, the Company recognized a gain of R$5,710 (US$1,059 million) in the income statement for the nine-month period ended September 30, 2024, as "Other operating expenses, net". This gain is due to the reclassification of cumulative translation adjustments of R$5,728 (US$1,063 million) and the gain on remeasurement of the interest retained at fair value of the R$3,654 (US$657 million), net of the loss on the reduction in PTVI stake in the amount of R$3,672 (US$661 million). The effects of this transaction are summarized below:

June 28, 2024
Cash consideration received	862
Fair value of 33.9% interest retained (i)	10,621

Effects of the deconsolidation:
Derecognition of net assets of PTVI	(20,551)
Gain on derecognition of noncontrolling shareholders	9,050
Gain on the reclassification of cumulative translation adjustments	5,728
Gain on the transaction recorded in the income statement	5,710

(i) The fair value of the 33.9% retained interest was estimated based on a third-party valuation report. The valuation considered the discounted cash flow method. The key assumptions considered were (i) discount rate of 7.75% with incremental risk premium of around 1.00% on certain assets, (ii) asset life through to 2065, and (iii) range of expected nickel prices from US$/t 17,501 to US$/t 21,000.

Balance sheet of PTVI classified as held for sale

December 31, 2023
Assets
Cash and cash equivalents	3,401
Accounts receivable	99
Inventories	390
Taxes	566
Investments	62
Property, plant and equipment	13,515
Intangible	337
Other assets	671
19,041
Liabilities
Suppliers and contractors	833
Deferred income taxes	1,031
Other liabilities	850
2,714
Net assets held for sale	16,327

d) Strategic partnership in the Energy Transition Metals business – In July 2023, the Company signed a binding agreement with Manara Minerals, a joint venture between Ma’aden and Saudi Arabia’s Public Investment Fund, under which Manara Minerals would make an equity investment in Vale Base Metals Limited (“VBM”), the holding entity for Vale’s Energy Transition Metals Business that was a wholly owned subsidiary. At the same time, Vale and Engine No. 1 entered into another binding agreement for an equity investment in VBM.

In April 2024, the Company concluded the transaction with Manara Minerals to sell 10% of the business for R$12,697 (US$2,455 million), which was fully contributed to VBM thereby diluting Vale to a 90% equity interest, retaining control over VBM. As a result, Vale recognized a gain from the sale in the amount of R$4,593 (US$895 million), of which R$7,828 (US$1,514 million) was attributable to noncontrolling interests recorded in the equity as "Transactions with noncontrolling interests".

Additionally, in April 2024, Vale and Engine No. 1 agreed to not proceed with the transaction, which was discontinued, without any penalties to both parties.

29

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

e) Acquisition of equity interest in Anglo American Minério de Ferro Brasil S.A. (“Anglo American Brasil”) – In February 2024, the Company entered into a binding agreement with Anglo American plc for the acquisition of 15% interest in Anglo American Brasil, the company that currently owns the Minas-Rio complex (“Minas-Rio”), in Brazil. Under the terms agreed, Vale will contribute with Serra da Serpentina iron ore resources and a cash contribution of R$861 (US$158 million), subject to adjustments at the closing date. Additionally, depending on the future iron ore prices, there may be an adjustment in the transaction price and the fair value adjustments of this mechanism will be recognized in the Company's income statements accordingly.

Following completion of the transaction, Vale will receive its pro-rata share of Minas-Rio production and the Company will also have an option to acquire an additional 15% shareholding in Minas-Rio. The option will be exercised at fair value, calculated at the time of exercise.

The closing of the transaction is subject to the usual conditions precedent and expected to occur in fourth quarter of 2024. Upon completion of the transaction, Anglo American Brasil will be an associate of Vale and the investment will be accounted for under the equity method.

f) Mineração Rio do Norte S.A. (“MRN”) – In April 2023, Vale signed a binding agreement with Ananke Alumina S.A. to sell its 40% stake in MRN, which has been impaired in full since 2021. Due to certain remaining commitments of the agreement, the Company recognized a provision of R$448 (US$93 million) with the corresponding impact in the income statement for the nine-month period ended September 30, 2023, as “Equity results and other results in associates and joint ventures”. As a result, in November 2023 the Company concluded the transaction and transferred its shares in MRN to Ananke Alumina S.A.

g) Vale Oman Pelletizing Company LLC (“VOPC”) – In February 2023, OQ Group exercised their option to sell its 30% noncontrolling interest held in VOPC, a subsidiary consolidated by the Company. As a result, in April 2023, the Company completed the transaction and acquired the minority interest previously held by the OQ Group for R$653 (US$130 million), resulting in a gain of R$15 (US$3 million), recorded in equity as “Transactions with of noncontrolling interests”, since it resulted from a transaction between shareholders. Upon closing, Vale owns 100% of VOPC's share capital.

h) Companhia Siderúrgica do Pecém (“CSP”) – In July 2022, the Company and the other shareholders of CSP signed a binding agreement with ArcelorMittal Brasil S.A. (“ArcelorMittal”) for the sale of CSP. In March 2023, the Company completed the sale of its interest in CSP to ArcelorMittal, for R$11,147 (US$2,194 million), which was fully used to prepay most of the outstanding net debt of R$11,665 (US$2,296 million). The remaining balance was settled by the shareholders and so Vale disbursed R$346 (US$67 million) upon completion of the transaction. The Company also derecognized its financial liability related to the guarantee granted to CSP, leading to a gain of R$181 (US$35 million) recorded as “Equity results and other results in associates and joint ventures” for the nine-month period ended September 30, 2023.

16. Intangibles

		Consolidated
	Notes	Goodwill	Concessions	Software	Research and development project	Total
Balance as of December 31, 2023		15,799	37,226	502	2,782	56,309
Additions		-	670	245	-	915
Disposals		-	(28)	-	(23)	(51)
Amortization		-	(1,031)	(217)	-	(1,248)
Acquisition of Aliança Energia (i)	15(b)	1,426	4,581	-	21	6,028
Translation adjustment		912	-	10	-	922
Balance as of September 30, 2024		18,137	41,418	540	2,780	62,875
Cost		18,137	50,833	3,452	2,780	75,202
Accumulated amortization		-	(9,415)	(2,912)	-	(12,327)
Balance as of September 30, 2024		18,137	41,418	540	2,780	62,875

Balance as of December 31, 2022		16,643	33,570	454	2,754	53,421
Additions		3	1,001	136	23	1,163
Disposals		-	(111)	-	-	(111)
Amortization		-	(937)	(153)	-	(1,090)
Translation adjustment		(384)	-	(4)	-	(388)
Balance as of September 30, 2023		16,262	33,523	433	2,777	52,995
Cost		16,262	41,507	2,986	2,777	63,532
Accumulated amortization		-	(7,984)	(2,553)	-	(10,537)
Balance as of September 30, 2023		16,262	33,523	433	2,777	52,995

(i) The concessions refer to the authorizations for hydroelectric plants and wind farms of Aliança Energia.

30

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

	Parent Company
	Concessions	Software	Research and development project	Total
Balance as of December 31, 2023	37,226	386	2,754	40,366
Additions	670	180	-	850
Disposals	(28)	-	-	(28)
Amortization	(1,021)	(126)	-	(1,147)
Balance as of September 30, 2024	36,847	440	2,754	40,041
Cost	46,078	1,958	2,754	50,790
Accumulated amortization	(9,231)	(1,518)	-	(10,749)
Balance as of September 30, 2024	36,847	440	2,754	40,041

Balance at December 31, 2022	33,570	316	2,754	36,640
Additions	1,001	110	-	1,111
Disposals	(111)	-	-	(111)
Amortization	(937)	(103)	-	(1,040)
Restructuring of nickel and copper operations held by Vale	-	(12)	-	(12)
Balance as of September 30, 2023	33,523	311	2,754	36,588
Cost	41,507	1,667	2,754	45,928
Accumulated amortization	(7,984)	(1,356)	-	(9,340)
Balance as of September 30, 2023	33,523	311	2,754	36,588

17. Property, plant, and equipment

		Consolidated
	Notes	Building and land	Facilities	Equipment	Mineral properties	Railway equipment	Right of use assets	Other	Constructions in progress	Total
Balance as of December 31, 2023		48,989	44,730	21,543	33,524	12,645	6,579	12,028	54,264	234,302
Additions (i)		-	-	-	-	-	(7)	-	21,905	21,898
Disposals		(28)	(128)	(43)	(39)	(22)	-	(7)	(524)	(791)
Assets retirement obligation	25(b)	-	-	-	(507)	-	-	-	-	(507)
Depreciation, depletion and amortization		(1,731)	(2,131)	(2,737)	(1,677)	(612)	(684)	(1,270)	-	(10,842)
Acquisition of Aliança Energia	15(b)	152	484	1,826	10	-	19	284	407	3,182
Deconsolidation of VODC	15(a)	-	(48)	(543)	(52)	-	(2,908)	-	(92)	(3,643)
Translation adjustment		882	575	854	1,919	10	660	491	2,002	7,393
Transfers		2,941	4,890	2,663	906	514	-	1,224	(13,138)	-
Balance as of September 30, 2024		51,205	48,372	23,563	34,084	12,535	3,659	12,750	64,824	250,992
Cost		90,104	79,211	56,324	81,044	21,950	7,796	28,104	64,824	429,357
Accumulated depreciation		(38,899)	(30,839)	(32,761)	(46,960)	(9,415)	(4,137)	(15,354)	-	(178,365)
Balance as of September 30, 2024		51,205	48,372	23,563	34,084	12,535	3,659	12,750	64,824	250,992

Balance as of December 31, 2022		46,505	41,961	26,006	37,109	12,912	7,592	13,732	48,655	234,472
Additions (i)		-	-	-	-	-	160	-	20,416	20,576
Disposals		(95)	(47)	(65)	(33)	(33)	-	(11)	(583)	(867)
Assets retirement obligation	25(b)	-	-	-	(983)	-	-	-	-	(983)
Depreciation, depletion and amortization		(1,706)	(1,925)	(2,751)	(1,712)	(617)	(697)	(1,224)	-	(10,632)
Translation adjustment		(502)	(255)	(525)	(955)	(12)	(226)	(205)	(774)	(3,454)
Transfers		6,978	4,680	3,044	1,406	544	-	(459)	(16,193)	-
Balance as of September 30, 2023		51,180	44,414	25,709	34,832	12,794	6,829	11,833	51,521	239,112
Cost		90,318	71,125	61,657	79,188	21,810	10,902	25,808	51,521	412,329
Accumulated depreciation		(39,138)	(26,711)	(35,948)	(44,356)	(9,016)	(4,073)	(13,975)	-	(173,217)
Balance as of September 30, 2023		51,180	44,414	25,709	34,832	12,794	6,829	11,833	51,521	239,112

31

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

		Parent Company
	Notes	Building and land	Facilities	Equipment	Mineral properties	Railway equipment	Right of use assets	Other	Constructions in progress	Total
Balance as of December 31, 2023		31,675	34,918	12,093	9,452	12,538	1,284	6,635	32,814	141,409
Additions (i)		-	-	-	-	-	26	-	15,457	15,483
Disposals		(27)	(125)	(14)	-	(21)	-	(5)	(424)	(616)
Assets retirement obligation	25(b)	-	-	-	(523)	-	-	-	-	(523)
Depreciation, depletion and amortization		(1,065)	(1,406)	(1,535)	(574)	(603)	(277)	(1,017)	-	(6,477)
Transfers		2,676	4,577	2,055	(17)	506	-	1,238	(11,035)	-
Balance as of September 30, 2024		33,259	37,964	12,599	8,338	12,420	1,033	6,851	36,812	149,276
Cost		48,447	55,054	27,493	13,519	21,744	2,722	17,005	36,812	222,796
Accumulated depreciation		(15,188)	(17,090)	(14,894)	(5,181)	(9,324)	(1,689)	(10,154)	-	(73,520)
Balance as of September 30, 2024		33,259	37,964	12,599	8,338	12,420	1,033	6,851	36,812	149,276

Balance as of December 31, 2022		30,009	33,417	11,864	10,263	12,583	1,514	8,175	28,497	136,322
Additions (i)		-	-	-	-	-	88	-	13,618	13,706
Disposals		(77)	(24)	(48)	(32)	(33)	-	(9)	(352)	(575)
Assets retirement obligation	25(b)	-	-	-	298	-	-	-	-	298
Depreciation, depletion and amortization		(948)	(1,317)	(1,240)	(571)	(585)	(276)	(985)	-	(5,922)
Transfers		4,865	3,551	1,972	65	539	-	(583)	(10,409)	-
Balance as of September 30, 2023		30,539	34,444	12,068	7,513	12,503	1,325	6,394	29,976	134,762
Cost		44,612	49,528	25,016	11,725	21,029	2,840	15,472	29,976	200,198
Accumulated depreciation		(14,073)	(15,084)	(12,948)	(4,212)	(8,526)	(1,515)	(9,078)	-	(65,436)
Balance as of September 30, 2023		30,539	34,444	12,068	7,513	12,503	1,325	6,394	29,976	134,762

(i) Includes capitalized interest, when applicable.

For more details regarding right of use and lease liability see note 22.

18. Financial and capital risk management

a) Effects of derivatives on the statement of financial position

	Consolidated
	September 30, 2024		December 31, 2023
	Assets	Liabilities	Assets	Liabilities
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed rate swap	88	338	526	144
IPCA swap	-	306	-	196
Dollar swap and forward transactions	1,499	90	3,148	-
SOFR swap	7	166	19	138
	1,594	900	3,693	478
Commodities price risk
Gasoil, Brent and freight	84	47	253	110
Energy Transition Metals	15	10	-	38
	99	57	253	148
Other	-	3	-	9

Total	1,693	960	3,946	635

32

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

b) Net exposure

		Consolidated
	September 30, 2024	December 31, 2023
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed rate swap	(250)	382
IPCA swap	(306)	(196)
Dollar swap and forward transactions	1,409	3,148
SOFR swap	(159)	(119)
	694	3,215
Commodities price risk
Gasoil, Brent and freight	37	143
Energy Transition Metals	5	(38)
	42	105

Other	(3)	(9)

Total	733	3,311

c)       Effects of derivatives on the income statement

			Consolidated
			Gain (loss) recognized in the income statement
	Three-month period ended September 30,		Nine-month period ended September 30,
	2024	2023	2024	2023
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed rate swap	53	(119)	(631)	817
IPCA swap	3	(36)	(140)	112
Dollar swap and forward operations	562	(369)	(1,267)	2,317
SOFR swap	(249)	44	(28)	68
Treasury forwards	8	4	(41)	70
	377	(476)	(2,107)	3,384
Commodities price risk
Gasoil, Brent and freight	(27)	234	(38)	126
Energy Transition Metals	1	(35)	2	(42)
	(26)	199	(36)	84
Other	4	-	7	9

Total	355	(277)	(2,136)	3,477

d) Effects of derivatives on the cash flows

	Consolidated
	Financial settlement inflows (outflows)
	Nine-month period ended September 30,
	2024	2023
Foreign exchange and interest rate risk
CDI & TJLP vs. US$ fixed rate swap	(9)	(24)
IPCA swap	(30)	8
Dollar swap and forward operations	472	804
LIBOR swap	-	19
SOFR swap	24	-
Treasury forwards	(41)	70
	416	877
Commodities price risk
Gasoil, Brent and freight	85	21
Energy Transition Metals	(42)	24
	43	45

Derivatives designated as cash flow hedge accounting
Nickel	-	282
	-	282
Total	459	1,204

33

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

e) Market risk - Foreign exchange and interest rates

Protection programs for the R$ denominated debt instruments and other liabilities

	Notional				Fair value		Financial Settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	September 30, 2024	December 31, 2023	Index	Average rate	September 30, 2024	December 31, 2023	September 30, 2024	September 30, 2024	2024	2025	2026+
CDI vs. US$ fixed rate swap					(34)	516	9	70	5	18	(57)
Receivable	R$ 4,317	R$ 5,162	CDI	100.00%
Payable	US$ 1,000	US$ 1,196	Fix	1.70%

TJLP vs. US$ fixed rate swap					(216)	(134)	(18)	10	(15)	(45)	(156)
Receivable	R$ 586	R$ 694	TJLP +	1.06%
Payable	US$ 146	US$ 173	Fix	3.45%

					(250)	382	(9)	80	(10)	(27)	(213)

IPCA swap vs. US$ fixed rate swap					(306)	(197)	(30)	14	(10)	(47)	(249)
Receivable	R$ 872	R$ 1,078	IPCA +	4.54%
Payable	US$ 216	US$ 267	Fix	3.86%

					(306)	(197)	(30)	14	(10)	(47)	(249)

R$ fixed rate vs. US$ fixed rate swap					1,351	2,905	559	168	515	830	6
Receivable	R$ 13,101	R$ 12,660	Fix	6.72%
Payable	US$ 2,514	US$ 2,431	Fix	0.10%

Forward	R$ 6,922	R$ 1,209	B	5.39	58	243	(87)	83	(2)	53	7

					1,409	3,148	472	251	513	883	13

The sensitivity analysis of these derivative financial instruments is presented as follows:

Instrument	Instrument's main risk events	Fair value	Scenario I (∆ of 25%)	Scenario II (∆ of 50%)
CDI vs. US$ fixed rate swap	R$ depreciation	(34)	(1,415)	(2,795)
	US$ interest rate inside Brazil decrease	(34)	(164)	(303)
	Brazilian interest rate increase	(34)	(163)	(290)

TJLP vs. US$ fixed rate swap	R$ depreciation	(216)	(411)	(606)
	US$ interest rate inside Brazil decrease	(216)	(233)	(252)
	Brazilian interest rate increase	(216)	(242)	(265)
	TJLP interest rate decrease	(216)	(232)	(249)

IPCA swap vs. US$ fixed rate swap	R$ depreciation	(306)	(595)	(884)
	US$ interest rate inside Brazil decrease	(306)	(333)	(361)
	Brazilian interest rate increase	(306)	(349)	(390)
	IPCA index decrease	(306)	(326)	(347)

R$ fixed rate vs. US$ fixed rate swap	R$ depreciation	1,351	(1,968)	(5,287)
	US$ interest rate inside Brazil decrease	1,351	1,247	1,141
	Brazilian interest rate increase	1,351	1,129	918

Forward	R$ depreciation	58	(1,596)	(3,249)
	US$ interest rate inside Brazil decrease	58	27	(5)
	Brazilian interest rate increase	58	2	(52)

34

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

Protection program for interest rate US$ denominated debt

	Notional				Fair value		Financial Settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	September 30, 2024	December 31, 2023	Index	Average rate	September 30, 2024	December 31, 2023	September 30, 2024	September 30, 2024	2024	2025	2026+
SOFR vs. US$ fixed rate swap					(159)	(119)	24	24	-	(16)	(143)
Receivable	US$ 2,150	US$ 2,300	SOFR	0.00%
Payable	US$ 2,150	US$ 2,300	Fix	3.77%

The sensitivity analysis of these derivative financial instruments is presented as follows:

Instrument	Instrument's main risk events	Fair value	Scenario I (∆ of 25%)	Scenario II (∆ of 50%)
SOFR vs. US$ fixed rate swap	US$ SOFR decrease	(159)	(382)	(611)

f) Protection program for product prices and input costs

	Notional				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	September 30, 2024	December 31, 2023	Bought / Sold	Average strike (US$)	September 30, 2024	December 31, 2023	September 30, 2024	September 30, 2024	2024	2025
Brent crude oil (bbl)
Call options	14,192,250	19,907,250	B	90	84	219	3	20	2	82
Put options	14,192,250	19,907,250	S	56	(47)	(109)	-	14	(5)	(42)

Forward Freight Agreement (days)
Freight forwards	-	1,210	B	-	-	33	82	-	-	-
					37	143	85	34	(3)	40

The sensitivity analysis of these derivative financial instruments is presented as follows:

Instrument	Instrument's main risk events	Fair value	Scenario I (∆ of 25%)	Scenario II (∆ of 50%)
Brent crude oil (bbl)
Options	Price input decrease	37	(410)	(1,531)

Forward Freight Agreement (days)
Forwards	Freight price decrease	-	-	-

g) Other derivatives, including embedded derivatives in contracts

	Notional				Fair value		Financial settlement Inflows (Outflows)	Value at Risk	Fair value by year
Flow	September 30, 2024	December 31, 2023	Bought / Sold	Average strike (US$/ton)	September 30, 2024	December 31, 2023	September 30, 2024	September 30, 2024	2024	2025+
Fixed price nickel sales protection (ton)
Nickel forwards	3,992	3,322	B	17,392	5	(38)	(42)	14	(1)	6

					5	(38)	(42)	14	(1)	6

Embedded derivative (pellet price) in natural gas purchase (volume/month)
Call options	746,667	746,667	S	233	(3)	(9)	-	4	(3)	-

					(3)	(9)	-	4	(3)	-

35

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

The sensitivity analysis of these derivative financial instruments is presented as follows:

Instrument	Instrument's main risk events	Fair value	Scenario I (∆ of 25%)	Scenario II (∆ of 50%)
Fixed price sales protection (ton)
Forwards	Nickel price decrease	5	(89)	(183)

Embedded derivative (pellet price) in natural gas purchase agreement (volume/month)
Embedded derivatives - Gas purchase	Pellet price increase	(3)	(14)	(36)

h) Hedge accounting

			Consolidated
	Gain (loss) recognized in the other comprehensive income
	Three-month period ended September 30,		Nine-month period ended September 30,
	2024	2023	2024	2023
Net investments hedge	192	(337)	(1,147)	386
Cash flow hedge (i)	-	(83)	-	(4)

(i) In 2023, the Company had a nickel revenue hedge program contracted, which expired on December 31, 2023. In 2024, there was no revenue hedge programs in place.

i) Financial counterparties’ ratings

The transactions of derivative instruments, cash and cash equivalents, as well as short-term investments are held with financial institutions whose exposure limits are periodically reviewed and approved by the delegated authority. The financial institutions credit risk is performed through a methodology that considers, among other information, ratings provided by international rating agencies.

The table below presents the ratings in foreign currency as published by Moody’s regarding the main financial institutions used by the Company to contract financial instruments, including derivative financial instruments.

	Consolidated
	September 30, 2024		December 31, 2023
	Cash and cash equivalents and investment	Derivatives	Cash and cash equivalents and investment	Derivatives
Aa2	4,225	5	1,638	-
Aa3	-	-	205	-
A1	10,988	115	9,790	241
A2	1,660	636	1,497	1,419
A3	3,766	40	899	106
Baa1	5	-	9	-
Baa2	58	-	76	-
Ba1 (i)	2,617	628	413	-
Ba2 (i)	2,010	269	1,391	1,522
Ba3 (i)	-	-	1,806	658
	25,329	1,693	17,724	3,946

(i) A substantial part of the balances is held with financial institutions in Brazil which are deemed investment grade in local currency.

36

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

19. Financial assets and liabilities

a) Classification

The Company classifies its financial instruments in accordance with the purpose for which they were acquired, and determines the classification and initial recognition according to the following categories:

		Consolidated
		September 30, 2024					December 31, 2023
Financial assets	Notes	Amortized cost	At fair value through OCI	At fair value through profit or loss	Total	Amortized cost	At fair value through OCI	At fair value through profit or loss	Total
Current
Cash and cash equivalents	21	25,039	-	-	25,039	17,474	-	-	17,474
Short-term investments	21	-	-	290	290	-	-	250	250
Derivative financial instruments	18	-	-	1,214	1,214	-	-	1,311	1,311
Accounts receivable	10	4,422	-	11,928	16,350	1,749	-	18,568	20,317
Judicial deposits	26(c)	-	-	-	-	2,956	-	-	2,956
		29,461	-	13,432	42,893	22,179	-	20,129	42,308
Non-current
Judicial deposits	26(c)	3,304	-	-	3,304	3,861	-	-	3,861
Restricted cash	13	65	-	-	65	22	-	-	22
Derivative financial instruments	18	-	-	479	479	-	-	2,635	2,635
Investments in equity securities	13	-	300	-	300	-	217	-	217
		3,369	300	479	4,148	3,883	217	2,635	6,735
Total of financial assets		32,830	300	13,911	47,041	26,062	217	22,764	49,043

Financial liabilities
Current
Suppliers and contractors	12	29,164	-	-	29,164	25,523	-	-	25,523
Derivative financial instruments	18	-	-	236	236	-	-	172	172
Loans and borrowings	21	4,585	-	-	4,585	3,986	-	-	3,986
Leases	22	855	-	-	855	954	-	-	954
Liabilities related to the concession grant	13(a)	4,069	-	-	4,069	2,861	-	-	2,861
Other financial liabilities - Related parties	29	648	-	-	648	1,404	-	-	1,404
Advances and other financial obligations	13	3,522	-	-	3,522	3,676	-	-	3,676
		42,843	-	236	43,079	38,404	-	172	38,576
Non-current
Derivative financial instruments	18	-	-	724	724	-	-	463	463
Loans and borrowings	21	68,530	-	-	68,530	56,389	-	-	56,389
Leases	22	3,311	-	-	3,311	6,075	-	-	6,075
Participative shareholders' debentures	20	-	-	13,108	13,108	-	-	13,912	13,912
Liabilities related to the concession grant	13(a)	13,534	-	-	13,534	15,868	-	-	15,868
Other financial obligations	13	203	-	1	204	-	-	1	1
		85,578	-	13,833	99,411	78,332	-	14,376	92,708
Total of financial liabilities		128,421	-	14,069	142,490	116,736	-	14,548	131,284

37

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

b) Hierarchy of fair value

			Consolidated
			September 30, 2024			December 31, 2023
	Notes	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Short-term investments	21	290	-	-	290	250	-	-	250
Derivative financial instruments	18	-	1,693	-	1,693	-	3,946	-	3,946
Accounts receivable	10	-	11,928	-	11,928	-	18,568	-	18,568
Investments in equity securities	13	-	300	-	300	-	217	-	217
		290	13,921	-	14,211	250	22,731	-	22,981

Financial liabilities
Derivative financial instruments	18	-	960	-	960	-	635	-	635
Participative shareholders' debentures	20	-	13,108	-	13,108	-	13,912	-	13,912
Other financial obligations	13	-	1	-	1	-	1	-	1
		-	14,069	-	14,069	-	14,548	-	14,548

There were no transfers between levels 1, 2 and 3 of the fair value hierarchy during the period presented.

c) Fair value of loans and borrowings

	Consolidated
	September 30, 2024		December 31, 2023
	Carrying amount	Fair value	Carrying amount	Fair value
Quoted in the secondary market:
Bonds	39,795	41,437	35,112	35,845
Debentures	1,865	1,863	1,070	1,032
Debt contracts in Brazil in:
R$, indexed to TJLP, TR, IPCA, IGP-M and CDI	1,204	1,204	1,211	1,211
Basket of currencies and bonds in US$ indexed to SOFR	818	872	740	816
Debt contracts in the international market in:
US$, with variable and fixed interest	29,017	30,845	21,808	23,962
Other currencies, with variable interest	50	47	43	43
Other currencies, with fixed interest	366	382	391	410
Total	73,115	76,650	60,375	63,319

20. Participative shareholders’ debentures

	Financial result
	Average price (R$)		Three-month period ended September 30,		Nine-month period ended September 30,		Liabilities
	2024	2023	2024	2023	2024	2023	September 30, 2024	December 31, 2023
Participative shareholders’ debentures	33.74	30.99	509	137	72	1,510	13,108	13,912

On October 1st, 2024 (subsequent event), the Company made available for withdrawal as remuneration the amount of R$527 (US$97 million) for the first semester of 2024 (2023: R$535 (US$107 million) for the first semester of 2023).

On April 1st, 2024, the Company made available for withdrawal as remuneration the amount of R$766 (US$149 million) for the second semester of 2023 (2023: R$637 (US$127 million) for the second semester of 2022).

38

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

21. Loans, borrowings, cash and cash equivalents and short-term investments

a) Net debt

The Company monitors the net debt with the objective of ensuring the continuity of its business in the long term.

		Consolidated
	Note	September 30, 2024	December 31, 2023
Loans and borrowings		73,115	60,375
Leases	22(b)	4,166	7,029
Gross debt		77,281	67,404

(-) Cash and cash equivalents		25,039	17,474
(-) Short-term investments (i)		290	250
(-) Cash and cash equivalents of PTVI	15(c)	-	3,401
Net debt		51,952	46,279

(i) Substantially comprises investments in an exclusive investment fund, which portfolio is made by committed transactions and certificate of deposits (“CDB”).

b)    Cash and cash equivalents

	Consolidated
	September 30, 2024	December 31, 2023
R$	4,773	4,612
US$	18,534	12,182
Other currencies	1,732	680
Total	25,039	17,474

c)	Loans and borrowings

i)	Outstanding balance of loans and borrowings by type and currency

		Consolidated
		Current liabilities		Non-current liabilities
	Average interest rate (i)	September 30, 2024	December 31, 2023	September 30, 2024	December 31, 2023
Quoted in the secondary market:
US$ Bonds (ii)	6.05%	-	-	39,154	34,649
R$ Debentures	9.43%	399	463	1,428	573
Debt contracts in Brazil in (iii):
R$, indexed to TJLP, TR, IPCA, IGP-M and CDI	9.91%	252	239	950	968
Basket of currencies and bonds in US$ indexed to SOFR	6.09%	-	-	817	726
Debt contracts in the international market in:
US$, with variable and fixed interest	5.72%	2,838	2,416	25,835	19,104
Other currencies, with variable interest	4.45%	-	-	50	44
Other currencies, with fixed interest	3.94%	66	59	296	325
Accrued charges		1,030	809	-	-
Total		4,585	3,986	68,530	56,389

		Parent Company
		Current liabilities		Non-current liabilities
	Average interest rate (i)	September 30, 2024	December 31, 2023	September 30, 2024	December 31, 2023
Quoted in the secondary market:
US$,Bonds	5.66%	-	-	2,676	2,378
R$, Debentures	8.73%	193	463	452	573
Debt contracts in Brazil in (iii):
R$, indexed to TJLP, TR, IPCA, IGP-M and CDI	10.15%	239	239	789	968
Basket of currencies and bonds in US$ indexed to SOFR	6.09%	-	-	817	726
Debt contracts in the international market in:
US$, with variable interest	5.85%	572	2,421	13,713	8,327
Other currencies, with variable interest	3.94%	-	-	51	44
Accrued charges		104	251	-	-
Total		1,108	3,374	18,498	13,016

(i) In order to determine the average interest rate for debt contracts with floating rates, the Company used the rate applicable as of September 30, 2024.

(ii) In June 2024, the Company issued bonds of R$5,558 (US$1 million) with a coupon of 6.45% per year, payable semi-annually, and maturing in 2054.

(iii) The Company entered into derivatives to mitigate the exposure to cash flow variations of all floating rate debt contracted in Brazil, resulting in an average cost of 3.22% per year in US$.

39

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

The reconciliation of loans and financing with cash flows arising from financing activities is presented in note 9(C).

ii) Future flows of principal and interest of loans and borrowings payments

	Consolidated		Parent Company
	Principal	Estimated future interest payments (i)	Principal	Estimated future interest payments (i)
2024	446	1,192	410	146
2025	4,864	4,411	717	1,166
2026	580	4,112	426	1,116
2027	9,294	3,775	4,097	971
Between 2028 and 2030	21,074	9,489	7,039	1,811
2031 onwards	35,827	19,212	6,813	2,719
Total	72,085	42,191	19,502	7,929

(i) Based on interest rate curves and foreign exchange rates applicable as of September 30, 2024 and considering that the payments of principal will be made on their contracted payments dates. The amount includes the estimated interest not yet accrued and the interest already recognized in the annual financial statements.

Covenants

Some of the Company’s loans and borrowings agreements with lenders contain financial covenants. The primary financial covenants in those agreements require maintaining certain ratios, such as leverage ratio and interest coverage. The Company did not identify any instances of noncompliance as of September 30, 2024.

22. Leases

a) Right of use

							Consolidated
	December 31, 2023	Additions and contract modifications	Depreciation	Acquisition of Aliança Energia	Deconsolidation of VODC	Translation adjustment	September 30, 2024
Ports	3,040	-	(206)	-	(2,908)	386	312
Vessels	2,008	(5)	(169)	-	-	243	2,077
Pelletizing plants	933	-	(192)	-	-	-	741
Properties	388	(6)	(84)	-	-	15	313
Energy plants	165	-	(21)	-	-	16	160
Mining equipment	45	4	(12)	19	-	-	56
Total	6,579	(7)	(684)	19	(2,908)	660	3,659

b) Leases liabilities

	Consolidated
	December 31, 2023	Additions and contract modifications	Payments (i)	Interest	Acquisition of Aliança Energia	Deconsolidation of VODC	Translation adjustment	September 30, 2024
Ports	3,303	-	(284)	95	-	(3,232)	464	346
Vessels	1,922	(5)	(237)	58	-	-	230	1,968
Pelletizing plants	1,002	-	(56)	30	-	-	-	976
Properties	491	(6)	(74)	16	22	-	82	531
Energy plants	239	-	(21)	10	-	-	25	253
Mining equipment	72	4	(23)	5	-	-	34	92
Total	7,029	(7)	(695)	214	22	(3,232)	835	4,166
Current liabilities	954							855
Non-current liabilities	6,075							3,311
Total	7,029							4,166

(i) The total amount of the variable lease payments not included in the measurement of lease liabilities was R$998 (US$190 million)  recorded in the income statement in the nine-month period ended September 30, 2024 (2023: R$680 (US$136 million)).

40

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

Annual minimum payments and remaining lease term

The following table presents the undiscounted lease obligation by maturity date. The lease liability recognized in the statement of financial position is measured at the present value of such obligations.

Consolidated
	2024	2025	2026	2027	2028 onwards	Total	Remaining term (years)	Discount rate
Ports	135	35	68	7	105	349	2 to 19	4% to 5%
Vessels	326	84	302	292	1,330	2,335	1 to 9	3% to 4%
Pelletizing plants	247	240	85	85	482	1,139	1 to 9	2% to 6%
Properties	88	24	80	74	320	586	1 to 10	2% to 7%
Energy plants	51	13	35	30	225	352	2 to 6	5% to 6%
Mining equipment	57	19	33	7	6	122	1 to 4	3% to 6%
Total	904	415	603	495	2,468	4,883

23. Brumadinho dam failure

In January 2019, a tailings dam (“Dam I”) experienced a failure at the Córrego do Feijão mine, in the city of Brumadinho, state of Minas Gerais, Brazil. The failure released a flow of tailings debris, destroying some of Vale’s facilities, affecting local communities and disturbing the environment. The tailings released have caused an impact of around 315 km in extension, reaching the nearby Paraopeba River. The dam failure in Brumadinho (“event”) resulted in 270 fatalities or presumed fatalities and caused extensive property and environmental damage in the region.

As a result of the dam failure, the Company recognized provisions to meet its assumed obligations, including indemnification to those affected by the event, remediation of the impacted areas and compensation to the society. Changes in the provisions are shown below:

	Consolidated
	December 31, 2023	Revision to estimates	Monetary and present value adjustments	Disbursements	September 30, 2024
Integral Reparation Agreement
Payment obligations	2,720	(40)	198	(512)	2,366
Provision for socio-economic reparation and others	2,867	(198)	255	(553)	2,371
Provision for social and environmental reparation	4,080	(65)	249	(668)	3,596
	9,667	(303)	702	(1,733)	8,333
Other obligations
Tailings containment, geotechnical safety and environmental reparation	3,311	11	223	(604)	2,941
Individual indemnification	403	(3)	34	(262)	172
Other	1,433	443	179	(479)	1,576
	5,147	451	436	(1,345)	4,689

Liability	14,814	148	1,138	(3,078)	13,022

The cash flow for obligations are estimated for an average period ranging from 5 to 7 years and were discounted to the present value at an annual rate in real terms, which increased from 5.31% on December 31, 2023, to 6.58% on September 30, 2024.

In addition, the Company has incurred expenses, which have been recognized straight to the income statement as “other operating revenues (expenses), net” (note 5c), in relation to tailings management, communication, humanitarian assistance, payroll, legal services, water supply, among others. The Company incurred expenses in the amount of R$444 (US$79 million) and R$1,457 (US$278 million) for the three and nine-month period ended September 30, 2024, respectively (2023: R$588 (US$121 million) and R$1,816 (US$363 million), respectively).

41

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

Judicial Settlement for Integral Reparation

The Settlement for Integral Reparation includes: (i) payment obligations, of which the funds will be used directly by the State of Minas Gerais and Institutions of Justice for socio-economic and socio-environmental compensation projects; (ii) socioeconomic projects in Brumadinho and other municipalities; and (iii) compensation of the environmental damage caused by the dam failure. These obligations are projected for an average period of 6 years.

For the obligations of (i) and (ii), the agreement specifies an amount for each project and changes in the original budget and deadlines may have an impact in the provision. In addition, the execution of the environmental recovery actions has no cap limit despite having been estimated in the Settlement for Integral Reparation due to the Company's legal obligation to fully repair the environmental damage caused by the dam failure. The expenses related to these obligations are deducted from the income tax calculation, in accordance with the Brazilian tax regulation, which is subject to periodic inspection by the competent authorities. Therefore, although Vale is monitoring this provision, the amount recorded could materially change depending on several factors that are not under the Company’s control.

Other obligations

The Company is also working to ensure geotechnical safety of the remaining structures at the Córrego do Feijão mine, in Brumadinho, and the removal and proper disposal of the tailings of Dam I, including dredging part of the released material and de-sanding from the channel of the river Paraopeba.

For the individual indemnification, Vale and the Public Defendants of the State of Minas Gerais formalized an agreement on April 5, 2019, under which those affected by the Brumadinho’s dam failure may join an individual or family group out of Court settlement agreements for the indemnification of material, economic and moral damages. This agreement establishes the basis for a wide range of indemnification payments, which were defined according to the best practices and case law of Brazilian Courts, following rules and principles of the United Nations.

a) Contingent liabilities

Public civil actions brought by the State of Minas Gerais and state public prosecutors for damages resulting from the failure of Dam I

The Company is party to public civil actions brought by the State of Minas Gerais and justice institutions, claiming compensation for socioeconomic and socio-environmental damages resulting from the dam failure and seeking a broad range of decisions ordering Vale to execute specific remediation and reparation actions. As a result of the Judicial Settlement for Integral Reparation, settled in February 2021, the requests for the reparation of socio-environmental and socioeconomic damages caused by the dam failure were substantially resolved. The individual damages were excluded from the Judicial Settlement for Integral Reparation, and the Term of Commitment signed with the Public Defendants of the State of Minas Gerais was ratified, whose parameters are utilized as a basis for the settlement of individual agreements. The phase of sentence liquidation was instituted in the aforementioned public civil actions for the quantification of the alleged remaining individual damages, with Vale having filed an instrument appeal against this decision, whose trial began on October 10, 2024 (subsequent event). The likelihood of a financial loss to the Company is classified as possible and it is not yet possible to reliably estimate the amount of a potential loss to Vale.

Public civil action and investigation under the Brazilian Anticorruption Law

In October 2020, the Brazilian Office of the Comptroller General (“CGU”) notified the Company about an administrative proceeding prosecution based on the same allegations mentioned above under the Brazilian Law 12,846/2013 in connection with inspection and monitoring activities related to the Brumadinho dam. In August 2022, the CGU understood that Vale has failed to present reliable information to the Brazilian National Mining Agency (“ANM”), as once a positive stability condition statement (“DCE”) was issued for the Dam I, where it should be negative in the view of the CGU. Thus, even recognizing the non-existence of corruption acts or practices, the CGU fined Vale R$86 (US$15 million), which is the minimum amount established by law, i.e., the CGU recognizes the non-involvement or tolerance of the Company’s top management.

In September 2023, CGU denied the request for reconsideration filed by the Company and, therefore, Vale paid the fine of R$86 (US$15 million) in 2023. Vale disagrees with the decision and is adopting the appropriate legal measures.

42

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

Class action in the United States

Vale is defending itself against a class action brought before a Federal Court in New York and filed by holders of securities - American Depositary Receipts ("ADRs") - issued by Vale. In May 2020, the Court issued a decision that denied the Motion to Dismiss presented by the Company. The Discovery phase was concluded in November 2023. Upon the filing of a pre-motion letter for the Motion for Summary Judgment presented in January 2024 by the parties, the Court should decide whether the Parties may file their motion for summary judgment.

On November 24, 2021, a new complaint was filed before the same Court by eight Plaintiffs, all investment funds, as an “opt-out” litigation from the class action already pending in the Eastern District of New York court, asserting virtually the same allegations in the main class action. A decision from the Court is pending on the Motion to Dismiss presented by the Company.

The likelihood of loss of these proceedings is considered possible. However, considering the current phase of these lawsuits, it is not yet possible to reliably estimate the amount of a potential loss. The amount of damages sought in these claims is unspecified.

Criminal proceedings and investigations

In January 2020, the State Prosecutors of Minas Gerais (“MPMG”) filed criminal charges against 16 individuals (including former executive officers of Vale and former employees) for a number of potential crimes, including homicide, and against Vale S.A. for alleged environmental crimes.

In November 2021, the Brazilian Federal Police concluded the investigation on potential criminal responsibility related with the Brumadinho dam failure and the final report sent to the Federal Public Prosecutors (“MPF”).

In January 2023, after the Federal Supreme Court recognized the competence of the Federal Court to judge the cause, the MPF ratified the complaint authored by the MPMG, previously offered in 2020 to the Justice of Brumadinho, and the rectification was received by the Federal Court. Parallel to the criminal action, the MPF and the Brazilian Federal Police continue to conduct a separate investigation into the causes of the dam failure in Brumadinho, which may result in new criminal proceedings. Currently, the process is suspended, due to a judicial decision. It is not possible to estimate when a final decision will be issued by the Federal Court. The likelihood of a financial loss to the Company is classified as possible and it is not yet possible to reliably estimate the amount of a potential loss to Vale.

Public civil actions brought by labor unions

In 2021, public civil actions were filed with Labor Court of Betim in the State of Minas Gerais, by a workers' unions claiming the compensation for death damages to own and outsourced employees, who died as a result of the failure of Dam I. Initial decisions sentenced Vale to pay R$1 million (US$180 thousand) per fatality. In June 2023, the Superior Labor Court ruled on the lawsuit filed by workers’ union, sustaining the initial decision that condemned Vale. In August 2024, the Superior Labor Court rejected Vale’s motions for clarification, and as a result, the Company reassessed the likelihood of loss and reclassified it from possible to probable. As a result, Vale recognized a provision of R$196 (U$35 million) in the income statement as “other operating revenues (expenses), net.” Vale continues to defend against these actions and filed motions in October 2024 (subsequent event).

Securities and Exchange Commission (“SEC”) and investigations conducted by the CVM

On April 28, 2022, the SEC filed a lawsuit against Vale in the U.S. District Court for the Eastern District of New York, alleging that certain Vale’s disclosures related to dam safety management prior to the dam failure in Brumadinho violated U.S. securities laws. On March 28, 2023, Vale reached a settlement with the SEC to fully resolve this litigation. Under the agreement, without admitting or denying the settled claims, Vale paid R$285 (US$56 million) during the year ended December 31, 2023. The settlement resolves the litigation without judgment on the claims based upon intentional or reckless fraud. In April 2023, the settlement was approved and granted by the Court.

CVM is also conducting investigations relating to Vale's disclosure of relevant information to shareholders, investors and the market in general, especially regarding the conditions and management of Vale's dams. The likelihood of loss of this proceeding is classified as possible and it is not yet possible to reliably estimate the amount of a potential loss to the Company.

43

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

Arbitration proceedings in Brazil filed by shareholders, a class association and foreign investment funds

In Brazil, Vale is named as a defendant in one arbitration filed by 385 minority shareholders and three arbitrations filed by foreign investment funds. Vale was also named as a respondent in two arbitrations filed by a class association allegedly representing all Vale’s noncontrolling shareholders, which were dismissed in August 2024.

In the four ongoing proceedings, the claimants argue that Vale was aware of the risks associated with the dam and failed to disclose it to its shareholders. Based on such argument, they claim compensation for losses caused by the decrease in share price.

The expectation of loss is classified as possible for the four procedures and, considering the initial phase, it is not possible at this time to reliably estimate the amount of a possible loss.

In one of the proceedings filed by foreign legal entities, the Claimants initially estimated the amount of the alleged losses would be approximately R$1,800 (US$324 million). In another proceeding filed by foreign legal entities, the Claimants initially estimated the amount of the alleged losses would be approximately R$3,900 (US$702 million). In the procedure presented by minority shareholders, the applicants estimated the alleged losses at approximately R$3,000 (US$540 million), which could be increased later, as alleged by the applicants.

The Company disagrees with the ongoing proceedings and understands that, in this case and at the current stage of the proceedings, the probability of loss in the amount claimed by the claimants is remote.

Other proceedings

Vale is defendant in a number of investigations and proceedings brought by individuals, business entities, investors, associations, unions, legislative bodies, non-governmental organizations and other entities seeking remediation and compensation for environmental, property and personal damages resulting from the Brumadinho dam failure, including alleged violations of securities laws. The potential loss was R$427 (US$78 million) as of September 30, 2024 (December 31, 2023: R$457 (US$94 million)) and the likelihood of a potential loss to the Company is classified as possible.

d) Insurance

The Company is negotiating with insurance companies the payment of indemnification under its civil liability and Directors and Officers Liability Insurance. In nine-month period ended September 30, 2024, the Company received R$49 (US$9 million) (2023: R$71 (US$13 million)) from insurers which was recorded in income statement as “other operating revenues (expenses), net” (note 5c).

24. Liabilities related to associates and joint ventures

a) Definitive Settlement for the full reparation of Samarco’s Fundão dam collapse

In October 2024 (subsequent event), Vale, Samarco and BHPB, together with the Brazilian Federal Government, the State Governments of Minas Gerais and Espírito Santo, the Federal and State Public Prosecutors’ and Public Defenders’ Offices and other Brazilian public entities (jointly, “the Parties”) are considering the general terms for a new agreement (“Definitive Settlement”). The Definitive Settlement is subject to conclusion of the terms and conditions of a final settlement agreement and the definitive settlement documentation, with approvals and signing by the Parties.

The general terms under discussion provide for a total amount of approximately R$170 billion (US$31.7 billion), comprising past and future obligations, to serve the people, communities and environment impacted by the dam failure. It includes:

•	R$38 billion (US$7.9 billion) already incurred with remediation and compensation measures and, therefore, do not constitute the Company’s provision balance,
•	R$100 billion (US$18 billion) paid in installments over 20 years to the Federal Government, the States of Minas Gerais and Espírito Santo and the municipalities to fund compensatory programs and actions tied to public policies, and
•	R$32 billion (US$5.8 billion) in performance obligations by Samarco, including initiatives for individual indemnification, resettlement, and environmental recovery. The expectation is that the cash disbursement related to these obligations will occur substantially over the next 3 years.

44

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

Samarco has primary responsibility for funding the obligations related to the Definitive Settlement. Vale and BHPB have secondary funding obligations in the proportion to their 50 per cent shareholding in Samarco, in extent to which Samarco may not be able to fund the future cash outflows.

b) Background

In November 2015, the Fundão tailings dam owned by Samarco Mineração S.A. (“Samarco”) experienced a failure, flooding certain communities and impacting communities and the environment along the Doce River. The dam failure resulted in 19 fatalities and caused property and environmental damage to the affected areas. Samarco is a joint venture equally owned by Vale S.A. and BHP Billiton Brasil Ltda. (‘‘BHPB’’).

In 2016, Vale, Samarco and BHPB, entered into a Framework Agreement with the Federal Government of Brazil, the states of Espírito Santo and Minas Gerais and certain other public authorities to establish the Renova Foundation that is developing and executing environmental and socio-economic programs to remediate and provide compensation for damage caused by the Samarco dam failure.

In June 2018, Samarco, Vale and BHPB entered into a comprehensive agreement with the offices of the federal and state (Minas Gerais and Espírito Santo) prosecutors, public defenders and attorney general, among other parties (“TacGov Agreement”), improving the governance mechanism of Renova Foundation and establishing, among other things, a process for potential revisions to the remediation programs under the Framework Agreement.

c) Judicial reorganization of Samarco

In April 2021, Samarco filed for Judicial Reorganization (“JR”) with the Courts of Minas Gerais to renegotiate its debt, which was held by bondholders abroad. The purpose of JR is to restructure Samarco’s debts and establish an independent and sustainable financial position, allowing Samarco to keep working to resume its operations safely and to fulfill its obligations related to the Renova Foundation.

In May 2023, Vale S.A. entered into a binding agreement jointly with BHPB, Samarco and certain creditors which hold together more than 50% of Samarco's debt, setting the parameters of Samarco’s debt restructuring to be implemented through a consensual restructuring plan, which was approved by the creditors, submitted to the JR Court in July 2023, and confirmed by the judge in September 2023.

In December 2023, Samarco’s existing US$24 billion (US$4.8 billion) of financial debt held by creditors was exchanged for approximately R$19 billion (US$3.9 billion) of long-term unsecured debt, bearing interest from 2023 to 2031.

After the execution of the plan, Samarco has a lean capital structure, in line with its operational ramp-up and cash flow generation. The plan considers the fund of the reparation and compensation programs capped at R$5 billion (US$1 billion) from 2024 to 2030 and additional contributions after that period due to the Samarco’s projected cash flows generation.

45

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

d) Main contingent liabilities

The objective of Definitive Settlement is replacing all previously signed agreements, including the Framework Agreement and the TacGov Agreement, allowing for a stable environment for the execution of reparation and compensation programs while creating definition and legal security for the Companies.

Public Civil Action filed by the Federal Government and others and public civil action filed by the Federal Public Ministry ("MPF")

Vale is a defendant in several legal proceedings brought by governmental authorities and civil associations claiming recover socioenvironmental and socioeconomic damages and a number of specific remediation measures as a result of the Samarco’s Fundão dam failure, including a claim brought by the Federal Public Prosecution Office in 2016 seeking several measures that amount to US$31 billion (R$155 billion), subject to interest and monetary adjustments, which the effect for Vale would be 50% of this amount.

This Public Civil Action was suspended as a result of the ratification of TacGov agreement. However, as pre-requisites established in the TacGov Agreement, for renegotiation of the Framework Agreement were not implemented during the established period, in 2020, the Brazilian Federal and State prosecutors and public defenders filed a request for the immediate resumption of this claim.

Therefore, Vale, Samarco, BHPB and Federal and State prosecutors have been engaging in negotiations to seek a definitive settlement of the obligations under the Framework Agreement and the R$155 billion (US$31 billion) Federal Public Prosecution Office claim.

Judicial decision requesting cash deposits and increase on the territories affected by the collapse

In March 2023, as part of a proceeding related to a potential increase on the number of territories recognized as affected by the collapse of Samarco’s Fundão dam and covered by the Framework Agreement, a Federal Court issued a decision ordering Vale and BHP Brasil to make judicial deposits in the total amount of R$10.3 billion (US$2.1 billion), in ten installments, which the effect for Vale would be 50% of this amount. In October 2023, a decision was issued that suspended the appealed decision, determining that the expert evidence requested by Vale and BHP Brasil be carried out, with the right to adversarial proceedings and full defense.

Judicial decision on collective moral damages

In January 2024, the 4th Federal Lower Civil Court of Belo Horizonte issued a judicial decision requiring the payment of collective moral damages in the amount of R$47.6 billion (US$9.5 billion) (the effect for Vale would be 50% of this amount), subject to monetary adjustments from the date of the decision and interests from November 2015.

e) Provision related to the Samarco dam failure

In preparing these financial statements, Vale has considered all information available from the status of the potential Definitive Settlement, the claims related to the Samarco dam failure and the extent to which Samarco may be able to fund any future outflows.

As a result, the Company recognized an addition to the provision in the amount of R$5,299 (US$956 million), which corresponds to Vale’s secondary funding responsibility under the potential Definitive Agreement and reflects the change in Vale’s assessment of potential outflows to resolve all aspects of the reparation and compensation of the Samarco dam failure. The changes on the provision are presented below:

Total
Balance as of December 31, 2023	21,431
Addition to the provision due to the Definitive Settlement	5,299
Monetary and present value adjustments	335
Disbursements	(1,601)
Balance as of September 30, 2024	25,464

The cash outflows to meet the obligations are discounted to present value at an annual rate in real terms, which increased from 5.22% on December 31, 2023, to 6.39% on September 30, 2024.

f) Other legal proceedings

As of September 30, 2024, Vale has certain contingent liabilities arising due to the Samarco dam failure. The main updates regarding the lawsuits in the year were as follows:

Claims in the United Kingdom and the Netherlands

In July 2024, Vale and BHP have entered into a confidential agreement without any admission of liability pursuant to Vale and BHP will share equally any potential payment obligations arising from the UK and Dutch Claims, described below.

London Contribution claim - As a result of the rupture of Samarco’s Fundão dam failure, BHP Group Ltd (“BHP”) was named as defendant in group action claims for damages filed in the courts of England and Wales for various plaintiffs, between individuals, companies and municipalities from Brazil that were supposedly affected by the Samarco dam failure (the “UK Claim”).

The proceedings against BHP are still progressing in London and the first phase of the trial began in October 2024 (subsequent event) expected to last until March 2025. It is not yet possible to reliably estimate the amount of a potential loss to Vale.

Netherlands proceeding - In March 2024, a court in Amsterdam granted a preliminary injunction freezing the shares in Vale Holdings B.V., a wholly owned subsidiary incorporated in the Netherlands, and the economic rights attached to those shares, in guarantee of an amount of approximately R$5,478 (EUR920 million). The freezing orders were issued in anticipation of a legal action to be brought against Vale by certain Brazilian municipalities and an organization that represents individuals and small businesses that claim to have been affected by the collapse of Samarco’s Fundão dam in 2015.

46

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

In addition, in May and June 2024, three rogatory letters were fulfilled in Brazil, sent by the Amsterdam court, so that Vale could be notified about the filing of the lawsuit and the seizure orders. In the records of these rogatory letters, Vale has already anticipated its understanding about the lack of jurisdiction of the Dutch Justice to analyze the claims of the initial petition.

The first court event for Vale in the Dutch court is expected to take place in the first quarter of 2025. The Company is adopting the appropriate legal measures and believes its provisions are sufficient to comply with its obligations.

Criminal proceedings

In September 2019, the court has dismissed part of the criminal charges but accepted charges of environmental crimes against Vale and one of its employees relating to an alleged omission in the provision of relevant information of environmental interest for public authorities. The Company cannot estimate when a final decision on the case will be issued. The likelihood of a financial loss to the Company is classified as possible and it is not yet possible to reliably estimate the amount of a potential loss to Vale.

Tax proceeding

In September 2018, the federal tax authorities filed a request before a federal court in Belo Horizonte for an order to Vale’s assets to secure the payment of Samarco’s federal tax and social security debts, in the amount of approximately R$11 billion (US$2 billion) (as of June 2018). In May 2019, a favorable decision was issued dismissing the claim without prejudice, due to lack of procedural interest. The General Attorney for the National Treasury (Procuradoria Geral da Fazenda Nacional - “PGFN”) filed an appeal to the local court, and a decision is pending. The likelihood of a financial loss to the Company is classified as possible and it is not yet possible to reliably estimate the amount of a potential loss to Vale.

Other proceedings

Vale is defendant in several private actions, before different state and federal courts in the states of Minas Gerais and Espírito Santo, brought by individuals and other entities seeking remediation and compensation for environmental, property and personal damages resulting from the Samarco dam failure. The potential loss was R$39 (US$7 million) as of September 30, 2024 (2023: R$55 (US$11 million)) and the likelihood of a potential loss to the Company is classified as possible.

g) Tax consequences for Vale arising from the consensual restructuring plan of Samarco

The plan provides that additional cash demands from Renova Foundation will be made through capital contributions to Samarco. The contributions have been carried out directly by Vale and BHPB to the Renova Foundation on behalf of Samarco and, therefore, they were deemed tax deductible as incurred, according to the Brazilian tax regulation. Therefore, due to the change in the mechanism to fund Renova, Vale will no longer be allowed to deduct future payments from its income tax computation as they are not tax deductible in Brazil. Thus, the deferred income tax asset over the provision in the amount of R$5,468 (US$1,078 million) was reversed in full, with the corresponding impact in the income statement for the nine-month period ended September 30, 2023, recorded as “Income taxes” (note 7a).

Critical accounting estimates and judgments

Under Brazilian legislation and the terms of the joint venture agreement, the Company does not have an obligation to provide funding to Samarco. Accordingly, the Company’s investment in Samarco was fully impaired and no provision was recognized in relation to the Samarco’s negative equity.

The provision related to the Samarco dam failure requires the use of assumptions and estimates, which may be materially impacted by: (i) the cost of completing the programs under the Settlement Agreement, (ii) the extent to which Samarco is able to directly fund any future obligations relating to reparation and compensation measures as Samarco’s long-term cash flow generation depends on factors including its ability to return to full production capacity and commodity prices, (iii) resolution of existing and potential legal claims, and (iv) updates of the discount rate.

As a result, future expenditures may differ from the amounts currently provided and changes to key assumptions could result in a material impact to the amount of the provision in future reporting periods.

47

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

25. Provision for de-characterization of dam structures and asset retirement obligations

The Company is subject to local laws and regulations, that requires the decommissioning of the assets that Vale operates at the end of their useful lives, therefore, expenses for demobilization occur predominantly after the end of operational activities. These obligations are regulated in Brazil by the ANM at the federal level and by environmental agencies at the state level. Among the requirements, the decommissioning plans must consider the physical, chemical and biological stability of the areas and post-closure actions for the period necessary to verify the effectiveness of the decommissioning. These obligations are accrued and are subject to critical estimates and assumptions applied to the measurement of costs by the Company. Depending on the geotechnical characteristics of the structures, the Company is required to de-characterize the structures, as shown in item a) below.

Laws and regulations related to dam safety

In December 2023, the government of Minas Gerais published decree No. 48,747, which regulates the measurement and execution of environmental guarantees individually for each dam, based on the reservoir area, classification and purpose of the dam, and estimated de-characterization costs and should be kept throughout the useful life of the dam, from its startup phase until the de-characterization and socio-environmental recovery. The guarantee may be a cash deposit, bank deposit certificate, bank guarantee or insurance.

In June 2024, the government of Minas Gerais published decree No. 48,848, which amended Decree No. 48.747 and included property mortgage and property fiduciary lien as new modalities for environmental guarantees. In September 2024, the Company submitted a plan to the government with a total guarantee amount of R$1.7 billion (US$312 million), which will be meet by providing property mortgage and property fiduciary lien, financial guarantees or insurance and Vale expects that the financial costs to be incurred will be immaterial. The guarantees will be presented up to 3 years, with half of the amount in 2024 and the remaining amount split between 2025 and 2026.

a) De-characterization of upstream geotechnical structures

As a result of the Brumadinho dam failure (note 23) and, in compliance with laws and regulations, the Company has decided to speed up the plan to “de-characterize” of all its dams and dikes, located in Brazil. The Company also operates tailings dams in Canada, including upstream compacted dams. However, the Company decided that these dams will be decommissioned using other methods, thus, the provision to carry out the decommissioning of dams in Canada is recognized as “Obligations for decommissioning assets and environmental obligations”, as presented in item (b) below.

These structures are in different stages of maturity, some of them still in the conceptual engineering phase, for which the estimate of expenditures includes in its methodology a high degree of uncertainty in the definition of the total cost of the project in accordance with best market practices.

Changes in the provisions are as follows:

Total
Balance as of December 31, 2023	16,704
Revision to estimates	(682)
Disbursements	(2,129)
Monetary and present value adjustments	724
Balance as of September 30, 2024	14,617

The cash flow for de-characterization projects are estimated for a period up to 15 years and were discounted to present value at an annual rate in real terms, which increased from 5.41% to 6.40%.

Operational stoppage and idle capacity

The Company has suspended some operations due to judicial decisions or technical analysis performed by Vale on its geotechnical structures located in Brazil. The Company has been recording losses in relation to the operational stoppage and idle capacity of the Iron Ore Solutions segment in the amounts of R$163 (US$36 million) and R$562 (US$79 million) for the three and nine-month period ended September 30, 2024, respectively (2023: R$229 (US$50 million) and R$859 (US$124 million), respectively). The Company is working on legal and technical measures to resume all operations.

48

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

b) Asset retirement obligations and environmental obligations

	Consolidated		Parent Company		Discount rate		Cash flow maturity
	September 30, 2024	December 31, 2023	September 30, 2024	December 31, 2023	September 30, 2024	December 31, 2023	September 30, 2024	December 31, 2023
Liability by geographical area
Brazil	10,507	11,683	9,075	10,187	6.40%	5.47%	2132	2132
Canada	8,588	7,710	-	-	1.41%	1.30%	2150	2150
Oman	780	766	-	-	2.99%	3.19%	2035	2035
Other regions	640	557	-	-	2.23%	2.04%	-	-
	20,515	20,716	9,075	10,187
Operating plants	16,115	16,046	6,680	7,508
Closed plants	4,400	4,670	2,395	2,679
	20,515	20,716	9,075	10,187

Provision changes during the period

	Consolidated
	Asset retirement obligations	Environmental obligations	Total
Balance as of December 31, 2023	18,298	2,418	20,716
Disbursements	(766)	(335)	(1,101)
Revision to estimates	(734)	13	(721)
Monetary and present value adjustments	507	100	607
Acquisition of Aliança Energia	16	112	128
Translation adjustment	846	40	886
Balance as of September 30, 2024	18,167	2,348	20,515

Financial guarantees

The Company has guarantees issued by financial institutions in the amount of R$5,671 (US$1,040 million) as of September 30, 2024 (December 31, 2023: R$4,408 (US$910 million)), in connection with the asset retirement obligations for its Energy Transition Metals operations. The financial cost of these guarantees is immaterial.

26. Legal proceedings

The Company is a defendant in numerous legal actions in the ordinary course of business, including civil, tax, environmental and labor proceedings.

The Company makes use of estimates to recognize the amounts and the probability of outflow of resources, based on reports and technical assessments and on management’s assessment. Provisions are recognized for probable losses of which a reliable estimate can be made.

Arbitral, legal and administrative decisions against the Company, new jurisprudence and changes of existing evidence can result in changes regarding the probability of outflow of resources and on the estimated amounts, according to the assessment of the legal basis.

The lawsuits related to Brumadinho event (note 23) and the Samarco dam failure (note 24) are presented in its specific notes to these financial statements and, therefore, are not disclosed below.

49

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

a)        Provision for legal proceedings

	Consolidated
	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance as of December 31, 2023	441	1,834	2,490	72	4,837
Additions and reversals, net	92	91	540	14	737
Payments	(64)	(353)	(459)	(1)	(877)
Indexation and interest	61	110	11	8	190
Acquisition of Aliança Energia	-	34	-	149	183
Balance as of September 30, 2024	530	1,716	2,582	242	5,070

Balance as of December 31, 2022	3,008	1,509	2,145	76	6,738
Additions and reversals, net	21	302	476	1	800
Payments	(16)	(168)	(321)	(14)	(519)
Indexation and interest	154	145	(32)	27	294
Balance as of September 30, 2023	3,167	1,788	2,268	90	7,313

The Company has considered all information available to assess the likelihood of an outflow of resources and in the preparation on the estimate of the costs that may be required to settle the obligations.

Tax litigations – The Company is party to several administrative and legal proceedings related mainly to the incidence of Brazilian federal contributions ("PIS" and "COFINS"), Value-added tax ("ICMS") and other taxes.

Civil litigations - Refers to lawsuits for: (i) indemnities for losses, payments and contractual fines due to contractual imbalance or non-compliance that are alleged by suppliers, and (ii) land claims referring to real estate Vale's operational activities.

Labor litigations - Refers to lawsuits for individual claims by in-house employees and service providers, primarily involving demands for additional compensation for overtime work, moral damages or health and safety conditions.

Environmental litigations - Refers mainly to proceedings for environmental damages and issues related to environmental licensing.

b)       Contingent liabilities

	Consolidated
	September 30, 2024	December 31, 2023
Tax litigations	37,150	35,023
Civil litigations	7,641	6,613
Labor litigations	1,669	1,829
Environmental litigations	7,226	6,394
Total	53,686	49,859

c) Judicial deposits

	Consolidated
	September 30, 2024	December 31, 2023
Tax litigations	2,091	5,451
Civil litigations	469	591
Labor litigations	685	718
Environmental litigations	59	57
Total	3,304	6,817

Tax litigations – In December 2023, a judicial decision was issued to the lawsuit filed by Valepar (merged by Vale) in 2011 seeking the right to exclude the amount of dividends received in the form of interest on capital (“JCP”) from the PIS and COFINS tax base. This proceeding is fully guaranteed by a judicial deposit. This judicial decision determined the conversion of the judicial deposit to the Government, resulting in the reclassification of the amount to payable taxes and the judicial deposit to current assets in the financial statements for the year ended December 31, 2023. In April 2024, the proceeding was settled with the judicial deposit.

50

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

d) Guarantees contracted for legal proceedings

In addition to the above-mentioned tax, civil, labor and environmental judicial deposits, the Company contracted R$14.5 (US$2.7 billion) (December 31, 2023: R$13.2 (US$2.7 billion)) in guarantees for its lawsuits, as an alternative to judicial deposits.

27. Employee benefits

				Consolidated
		Current liabilities		Non-current liabilities
	Notes	September 30, 2024	December 31, 2023	September 30, 2024	December 31, 2023
Payroll, related charges and other remunerations		4,369	4,195	-	-
Share-based payments	27(a)	94	130	-	-
Employee post-retirement obligation	27(b)	373	340	6,995	6,688
		4,836	4,665	6,995	6,688

a) Share-based payments

For the long-term incentive programs, the Company compensation plans include Matching Program and Performance Share Unit program (“PSU”), with three-year-vesting cycles, respectively, with the aim of encouraging employee’s retention and encouraging their performance. The fair value of the programs is recognized on a straight-line basis over the three-year required service period, net of estimated losses.

Matching Program

The fair value of the Matching program was estimated using the Company's share price and ADR and the number of shares granted on the grant date. The information by valid programs during the nine-month period ended September 30, 2024 is shown below:

	2024 Program	2023 Program	2022 Program
Granted shares	2,244,659	1,330,503	1,437,588
Share price	60.05	81.82	95.87

Performance Shares Units (“PSU”)

The fair value of the PSU program was measured by estimating the performance factor using Monte Carlo simulations for the Return to Shareholders Indicator and health and safety and sustainability indicators. The assumptions used for the Monte Carlo simulations are shown in the table below by valid program during the nine-month period ended September 30, 2024, as well as the result used to calculate the expected value of the total performance factor.

	2024 Program	2023 Program	2022 Program
Granted shares	1,873,175	1,177,755	1,709,955
Date shares were granted	April 29, 2024	January 2, 2023	January 3, 2022
Share price	63.90	88.88	78.00
Expected volatility	35.60%	48.33%	39.00%
Expected term (in years)	3	3	3
Expected shareholder return indicator	66.95%	72,42%	51,20%
Expected performance factor	83.47%	79.32%	53.08%

51

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

b) Employee post-retirement obligation

Reconciliation of assets and liabilities recognized in the statement of financial position

	Consolidated
	September 30, 2024		December 31, 2023
	Overfunded pension plans	Underfunded pension plans and other benefits	Overfunded pension plans	Underfunded pension plans and other benefits
Movements of assets ceiling
Balance at beginning of the period	5,194	-	5,816	-
Interest income	301	-	515	7
Changes on asset ceiling	(881)	-	(962)	(138)
Translation adjustment	97	-	(46)	2
Transfer	-	-	(129)	129
Balance at end of the period	4,711	-	5,194	-

Amount recognized in the statement of financial position
Present value of actuarial liabilities	(21,548)	(11,727)	(21,870)	(10,978)
Fair value of assets	26,614	4,359	27,387	3,950
Effect of the asset ceiling	(4,711)	-	(5,194)	-
Assets (liabilities)	355	(7,368)	323	(7,028)

Current liabilities	-	(373)	-	(340)
Non-current assets (liabilities) (i)	355	(6,995)	323	(6,688)
Assets (liabilities)	355	(7,368)	323	(7,028)

(i) Overfunded pension plans assets are recorded as “Other non-current assets” in the balance sheet.

28. Equity

a)       Share capital

As of September 30, 2024, the share capital was R$77,300 (US$61,614 million) corresponding to 4,539,007,580 shares issued and fully paid without par value. The Board of Directors may, regardless of changes to by-laws, approve the issue and cancelation of common shares, including the capitalization of profits and reserves to the extent authorized.

	September 30, 2024
Shareholders	Common shares	Golden shares	Total
Previ (i)	397,573,082	-	397,573,082
Mitsui&co (i)	286,347,055	-	286,347,055
Blackrock, Inc (ii)	289,063,618	-	289,063,618
Total shareholders with more than 5% of capital	972,983,755	-	972,983,755
Free floating	3,296,054,856	-	3,296,054,856
Golden shares	-	12	12
Total outstanding (without shares in treasury)	4,269,038,611	12	4,269,038,623
Shares in treasury	269,968,957	-	269,968,957
Total capital	4,539,007,568	12	4,539,007,580

(i) Number of shares owned by shareholders, as per statement provided by the custodian, based on shares listed at B3.

(ii) Number of shares as reported in BlackRock, Inc.’s Schedule 13G/A, filed with the SEC.

52

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

b) Cancelation of treasury shares

During the nine-month period ended September 30, 2023, the Board of Directors approved cancelations of common shares issued by the Company, acquired and held in treasury, without reducing the value of its share capital. The effects were transferred to shareholders' equity as “Treasury shares canceled”, between “Profit reserves” and “Treasury shares”. There were no share cancellations during the nine-month period ended September 30, 2024.

	Number of canceled shares	Carrying amount

Cancellation approved on March 2, 2023	239,881,683	21,397
Nine-month period ended September 30, 2023	239,881,683	21,397

c)	Share buyback program

	Total of shares repurchased		Effect on cash flows
	Nine-month period ended September 30,
	2024	2023	2024	2023
Shares buyback program up to 150,000,000 shares (i)
Acquired by Parent	18,251,159	-	1,204	-
Acquired by wholly owned subsidiaries	12,672,414	-	850	-
Total	30,923,573	-	2,054	-

Shares buyback program up to 500,000,000 shares (ii)
Acquired by Parent	-	93,638,352	-	6,906
Acquired by wholly owned subsidiaries	-	88,058,750	-	6,468
Total	-	181,697,102	-	13,374
Shares buyback program	30,923,573	181,697,102	2,054	13,374

(i) On October 26, 2023 a new share buyback program limited to a maximum of 150,000,000 common shares and their respective ADRs, over the next 18 months started from the end of the program previously on going.

(ii) On April 27, 2022, the Board of Directors approved the common shares buyback program, limited to a maximum of 500,000,000 common shares or their respective ADRs, with a term of 18 months. This program was concluded in 2023.

d) Remuneration approved

The Company's By-laws determines as its minimum mandatory remuneration to Vale shareholders an amount equal to 25% of the net income, after appropriations to legal and tax incentive reserves. The remuneration approved as interest on capital (“JCP”) is gross up with the income tax applicable to Vale’s shareholders. The remuneration to Vale’s shareholders was based on the following resolutions:

•	On July 25, 2024, the Board of Directors approved interest on capital to its shareholders in the total amount of R$8.940 (US$1,608 million), as an anticipation of the remuneration for the year ended December 31, 2024. This remuneration was fully paid in September 2024.

•	On February 22, 2024, the Board of Directors approved dividends to its shareholders in the total amount of R$11,722 (US$2,364 million). This remuneration was fully paid in March 2024.

•	On February 16, 2023, the Board of Directors approved the shareholder’s remuneration of R$8,130 (US$1,569 million), of which R$5,865 (US$1,132 million) is part of the minimum mandatory remuneration for the year ended December 31, 2022 and R$2,265 (US$437 million) as an additional remuneration. This remuneration was fully paid in March 2023.

53

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

29. Related parties

The Company’s related parties are subsidiaries, joint ventures, associates, shareholders and its related entities and key management personnel of the Company.

Related party transactions were made by the Company on terms equivalent to those that prevail in arm´s-length transactions, with respect to price and market conditions that are no less favorable to the Company than those arranged with third parties.

Net operating revenue relates to sale of iron ore to the steelmakers and right to use capacity on railroads. Cost and operating expenses mostly relates to the variable lease payments of the pelletizing plants.

Purchases, accounts receivable and other assets, and accounts payable and other liabilities relate largely to amounts charged by joint ventures and associates related to the pelletizing plants operational lease and railway transportation services.

a)       Transactions with related parties

	Consolidated
	Three-month period ended September 30,
	2024			2023
	Net operating revenue	Cost and operating expenses	Financial result	Net operating revenue	Cost and operating expenses	Financial result
Joint Ventures
Aliança Geração de Energia S.A.	-	(62)	-	-	(182)	-
Pelletizing companies (i)	-	(452)	(28)	-	(327)	(37)
MRS Logística S.A.	-	(685)	-	-	(640)	-
Norte Energia S.A.	1	(127)	-	-	(130)	-
Other	38	(9)	-	41	(12)	4
	39	(1,335)	(28)	41	(1,291)	(33)

Associates
VLI	468	(69)	(4)	463	(44)	(3)
PTVI	-	(1,127)	-	-	-	-
Other	-	(2)	1	-	-	-
	468	(1,198)	(3)	463	(44)	(3)

Shareholders
Cosan	10	(1)		-	-	-
Bradesco	-	-	198	-	-	(229)
Mitsui	325	-	-	297	-	-
Banco do Brasil	-	-	1	-	-	1
	335	(1)	199	297	-	(228)
Total	842	(2,534)	168	801	(1,335)	(264)

54

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

	Consolidated
	Nine-month period ended September 30,
	2024			2023
	Net operating revenue	Cost and operating expenses	Financial result	Net operating revenue	Cost and operating expenses	Financial result
Joint Ventures
Companhia Siderúrgica do Pecém	-	-	-	484	-	-
Aliança Geração de Energia S.A.	-	(323)	-	-	(448)	-
Pelletizing companies (i)	-	(1,222)	(111)	-	(772)	(164)
MRS Logística S.A.	-	(1,789)	-	-	(1,536)	-
Norte Energia S.A.	1	(283)	-	-	(434)	-
Other	123	(35)	(15)	120	(39)	4
	124	(3,652)	(126)	604	(3,229)	(160)
Associates
VLI	1,444	(121)	(10)	1,195	(100)	(9)
PTVI	-	(1,127)	-	-	-	-
Other	-	(7)	16	-	(2)	1
	1,444	(1,255)	6	1,195	(102)	(8)
Shareholders
Cosan	11	(15)	-	-	-	-
Bradesco	-	-	(991)	-	-	1,123
Mitsui	920	-	-	949	-	-
Banco do Brasil	-	-	5	-	-	2
	931	(15)	(986)	949	-	1,125
Total	2,499	(4,922)	(1,106)	2,748	(3,331)	957

(i) Aggregated entities: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização.

	Parent Company
	Three-month period ended September 30,
	2024			2023
	Net operating revenue	Cost and operating expenses	Financial result	Net operating revenue	Cost and operating expenses	Financial result
Subsidiaries
Vale International	32,568	-	(1,346)	29,498	-	(194)
Other	82	(338)	(71)	43	(332)	(96)
	32,650	(338)	(1,417)	29,541	(332)	(290)
Joint Ventures
Aliança Geração de Energia S.A.	-	(62)	-	-	(182)	-
Pelletizing companies (i)	-	(452)	(10)	-	(327)	(10)
MRS Logística S.A.	-	(685)	-	-	(640)	-
Norte Energia S.A.	1	(127)	-	-	(130)	-
Other	38	(9)	-	41	(12)	4
	39	(1,335)	(10)	41	(1,291)	(6)
Associates
VLI	468	(44)	(4)	463	(44)	(3)
Other	-	-	1	-	-	-
	468	(44)	(3)	463	(44)	(3)
Shareholders
Cosan	6	(1)		-	-	-
Bradesco	-	-	192	-	-	(232)
	6	(1)	192	-	-	(232)

Total	33,163	(1,718)	(1,238)	30,045	(1,667)	(531)

55

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

	Parent Company
	Nine-month period ended September 30,
	2024			2023
	Net operating revenue	Cost and operating expenses	Financial result	Net operating revenue	Cost and operating expenses	Financial result
Subsidiaries
Vale International	90,754	-	(2,531)	82,563	-	(4,951)
Other	192	(726)	(247)	171	(749)	(315)
	90,946	(726)	(2,778)	82,734	(749)	(5,266)
Joint Ventures
Companhia Siderúrgica do Pecém	-	-	-	484	-	-
Aliança Geração de Energia S.A.	-	(323)	-	-	(448)	-
Pelletizing companies (i)	-	(1,222)	(30)	-	(772)	(32)
MRS Logística S.A.	-	(1,789)	-	-	(1,536)	-
Norte Energia S.A.	1	(283)	-	-	(434)	-
Other	123	(35)	(15)	120	(39)	3
	124	(3,652)	(45)	604	(3,229)	(29)
Associates
VLI	1,444	(84)	(10)	1,195	(100)	(9)
Other	-	(1)	16	-	-	1
	1,444	(85)	6	1,195	(100)	(8)
Shareholders
Cosan	7	(15)	-	-	-	-
Bradesco	-	-	(1,005)	-	-	1,114
Banco do Brasil	-	-	1	-	-	1
	7	(15)	(1,004)	-	-	1,115

Total	92,521	(4,478)	(3,821)	84,533	(4,078)	(4,188)

b)       Outstanding balances with related parties

	Consolidated
	Assets
	September 30, 2024			December 31, 2023
	Cash and cash equivalents	Accounts receivable	Dividends receivable and other assets	Cash and cash equivalents	Accounts receivable	Dividends receivable and other assets
Joint Ventures
Pelletizing companies (i)	-	-	-	-	-	130
MRS Logística S.A.	-	79	169	-	79	166
Other	-	21	21	-	18	210
	-	100	190	-	97	506
Associates
VLI	-	226	-	-	222	-
PTVI		3	-	-	-	-
Other	-	3	13	-	-	7
	-	232	13	-	222	7
Shareholders
Cosan	-	10	-	-	4	-
Bradesco	928	-	633	852	-	1,516
Banco do Brasil	1,253	-	-	282	-	-
Mitsui	-	41	-	-	26	-
	2,181	51	633	1,134	30	1,516
Pension plan	-	63	-	-	79	-
Total	2,181	446	836	1,134	428	2,029

(i) Aggregated entities: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização.

56

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

	Consolidated
	Liabilities
	September 30, 2024		December 31, 2023
	Supplier and contractors	Financial instruments and other liabilities	Supplier and contractors	Financial instruments and other liabilities
Joint Ventures
Pelletizing companies (i)	1,018	648	247	1,404
MRS Logística S.A.	112	-	232	-
Other	191	-	188	-
	1,321	648	667	1,404
Associates
VLI	3	483	6	286
PTVI	325	-	-	-
Other	17	1	21	-
	345	484	27	286
Shareholders
Cosan	8	-	5	-
Bradesco	-	232	-	109
	8	232	5	109
Pension plan	59	-	66	-
Total	1,733	1,364	765	1,799

(i) Aggregated entities: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização.

	Parent Company
	Assets
	September 30, 2024			December 31, 2023
	Cash and cash equivalents	Accounts receivable	Dividends receivable and other assets	Cash and cash equivalents	Accounts receivable	Dividends receivable and other assets
Subsidiaries
Vale International S.A.	-	24,407	-	-	34,073	-
Minerações Brasileiras Reunidas S.A.	-	-	291	-	-	652
Salobo Metais	-	1,245	-	-	1,211	2,266
Other	-	98	12	-	81	122
	-	25,750	303	-	35,365	3,040
Joint Ventures
Pelletizing companies (i)	-	-	-	-	-	130
MRS Logistica S.A.	-	79	31	-	79	31
Other	-	21	4	-	18	210
	-	100	35	-	97	371
Associates
VLI	-	226	-	-	222	-
Other	-	3	13	-	3	7
	-	229	13	-	225	7
Shareholders
Cosan	-	6	-	-	4	-
Bradesco	8	-	633	477	-	1,516
Banco do Brasil	1,103	-	-	115	-	-
	1,111	6	633	592	4	1,516
Pension Plan	-	63	-	-	79	-
Total	1,111	26,148	984	592	35,770	4,934

(i) Aggregated entities: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização.

57

Notes to the Interim Financial Statements Expressed in millions of Brazilian reais, unless otherwise stated

	Parent Company
	Liabilities
	September 30, 2024			December 31, 2023
	Supplier and contractors	Export Pre-Payments	Financial instruments and other liabilities	Supplier and contractors	Export Pre-Payments	Financial instruments and other liabilities
Subsidiaries
Vale International S.A.	-	64,728	5,246	-	64,820	4,695
Salobo	9	-	136	9		136
Other	233	-	2,818	152	-	3,851
	242	64,728	8,200	161	64,820	8,682
Joint Ventures
Pelletizing companies (i)	1,018	-	-	247	-	-
MRS Logística S.A.	112	-	-	232	-	-
Other	92	-	-	146	-	-
	1,222	-	-	625	-	-
Associates
VLI	1	-	483	5	-	286
Other	13	-	1	17	-	-
	14	-	484	22	-	286
Shareholders
Cosan	5	-	-	4	-	-
Bradesco	-	-	232	-	-	109
	5	-	232	4	-	109
Pension plan	53	-	-	61	-	-
Total	1,536	64,728	8,916	873	64,820	9,077

(i) Aggregated entities: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização.

c)       Key management personnel compensation

During the nine-month period ended September 30, 2024, the compensation of the Company’s key management personnel was R$108 (US$21 million) (2023: R$145 (US$30 million)).

58

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: October 24, 2024		Director of Investor Relations